First Pulaski National Corporation

Annual Report to Stockholders

2004

Table of Contents

First National Bank in Service and Support

Our Mission

- ☐ To maximize shareholder value as an independent community bank.
- ☐ To provide superior customer products and services to the communities we serve.
- ☐ To create a rewarding environment that offers equal opportunity to all employees, while maintaining integrity and professionalism.
- ☐ To provide leadership, which will help to improve the quality of life for the citizens of the communities we serve.

First National Bank

in

SERVICE and *SUPPORT*

for

OUR SHAREHOLDERS

Our goal to you our shareholder is to share mutual prosperity, financial partnership, community growth and tradition. 2004 was a very good year for First National Bank.


450
400
350
300
250
200
150
100
50
0
324.7
363.6
381.7
418.4
426.9
2000
2001
2002
2003
2004

Total Assets
(millions)


6
5
4
3
2
1
0
4.27
4.25
4.07
5.01
5.33
2000
2001
2002
2003
2004

Net Profit
(millions)


3.0
2.5
2.0
1.5
1.0
0.5
0.0
2.60
2.60
2.70
2.72
2.72
2000
2001
2002
2003
2004

Cash Dividend
(millions)


3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
2.61
2.61
2.49
3.05
3.24
2000
2001
2002
2003
2004

Basic Earnings Per Share

Letter to Shareholders

To Our Shareholders:

We are pleased to report that First Pulaski National Corporation, through its subsidiary First National Bank, continues a history of growth and profitability. The success we enjoy is the result of three essential members working as a team: our **Shareholders, Customers** and **Employees.**

During 2004, First Pulaski National Corporation achieved new records as we closed the year with $426,929,185 in total assets. In addition to ever increasing assets, we are pleased to report a 6.3% growth in net profits over 2003, closing the year at $5,327,569; equivalent to $3.24 per share. (*basic*)

First Pulaski National Corporation continued its tradition of paying cash dividends far in excess of most financial service companies. During 2004, $2,716,469 or 51% of the company's net profit was paid to shareholders as a cash dividend.



The continued loyalty of First Pulaski National Corporation's shareholders has been the key to the long-term success of this company. Your support has made it possible to offer an ever increasing number of financial products and services. In order to distinguish ourselves from the competition, we are committed to the continual search for superior products conveniently delivered to our customers.

The employees of First National Bank are the greatest asset of the organization. We are blessed with a dedicated team of loyal employees striving to identify and meet the needs of each customer. The continual pursuit of excellence on the part of the First National Bank team serves the organization well in retaining the loyalty of its many valuable customers.

First National Bank works diligently to enhance the quality of life for the people in the area we serve. Our commitment is evidenced through the leadership demonstrated as we support community efforts. It is our belief that a successful community is one where every organization and person shares in its enhancement, improving the quality of life of all people.

Looking forward in 2005, we know there will be new and greater challenges ahead and with our team of **Shareholders, Customers** and **Employees**, we are confident that new milestones will be reached and the profitable growth of the company will continue.

Thank you for your support and investment in First Pulaski National Corporation as we remain, ***Always First ...For You.***

James T. Cox   Mark Hayes





Board of Directors

(L to R) James T. Cox, Chairman; Gregory G. Dugger, DDS; James K. Blackburn IV; Bill Yancey; Rand Hayes; Johnny Bevill; W. Harwell Murrey, MD; Charles D. Haney, MD; Mark A. Hayes; James H. Butler; Wade Boggs. Not pictured: David E. Bagley.

Executive Officers of the Bank

(L to R) James T. Cox, Chairman of the Board
Tracy Porterfield, Cashier and Chief Financial Officer
Mark A. Hayes, Chief Executive Officer and President
Donald A. Haney, Chief Operating Officer



Emeritus Board

1st row (L to R): William McNairy, Joyce Chaffin, W.E. Walters. 2nd row: Kenneth Lowry, Morris Ed Harwell, John Norton, William Mittlesteadt.



Ardmore Community Board

1st row (L to R): Wade Boggs, Willard Whitt, Glenn Magnusson. 2nd row: Nick Holland, Thomas Rochelle, Jimmy Butler, Gearil Smith.



Lincoln County Community Board

1st row: Claudia Donalson. 2nd row: (L to R): Larry Stewart, David Bagley. 3rd row: Harold Seals. 4th row: Curtis Ashby, Micky Lawson. 5th row: John Meadows, Dr. Fred Ralston. 6th row: Walter Szelich.



Pulaski Community Board

1st row (L to R): Faye Robinson, Debbie Braden, Linda Lee Rogers. 2nd row: David Rackley, Lyman Brown, Jim Edmondson, Donnie Moore, Robert H. Wynne. 3rd row: Tommy Watkins, Mitchell Birdsong, Eugene Morris, James I. Greene, Winston Rod Wells.

Student Advisory Boards


Ardmore

1st row (L to R): Tara Davis, Ashley Helums, Sheila Foster. 2nd row: Dari Spence, Misty Sorrow, Christy Sorrow. 3rd row: Laura Clines, Lacey Sanderson, Allison Markham. 4th row: Michael McMunn, Heath Haney, Cain Crouch.


Giles County

1st row (L to R): Aldenise Ewing, Channing Chapman, Lauren Henry, Leslie Haney. 2nd row: Leslie Fralix, Shonta Howell, Natalie Townsend. 3rd row: Tarah Sanderson, Jacki Gowan, Kristen Hood, Andrew Powell. 4th row: Asha Moody, Carson Edgmon, Grayson Rose, Emily Hollis. 5th row: Daniel Laroue, Mary Lauren Tinnon, Jack Hagan.



1st row (L to R): Sarah Truesdale, Kara Tipton, Morgan Carter. 2nd row: Mary Ruth Golden, Mabern Barnes, Emily Beech. 3rd row: Carrie Gill, Alannah Wilson. 4th row: Jeff Wilcox, Ben Cohen. 5th row: Alex Phelps, Bradley Stout. 6th row: Zach Hartman, Dakota Gardner. 7th row: Melanie Beddingfield.


Marshall County

1st row (L to R): Lauren Lovins, Megan Warren, Emilie Dalton, Holly Whitworth, Natalie Ebolum. 2nd row: Christina Davidson, Yolanda Mendoza. 3rd row: Ben Collins, Amanda Smith, Whitney Russell, Starr Murdock. 4th row: Nathan Bledsoe, Patrick Aldrich, Casey Johnson. 5th row: Brandy Taylor, Lindsey Jones, Sony Sam. 6th row: Cord McClean, A.J. Wolfe, Rayanna Rowland.

First National Bank

in

SERVICE and SUPPORT

for

OUR CUSTOMERS

We believe the combined experiences and talents of our excellent employees and our management team, will assure that First National Bank continues to develop great products and services and stronger long-term relationships with our customers.


CENTER

Phillip Poteet and Stephanie Gulley
SmithBarney Investment Center

During the past year, SmithBarney Investment Center has experienced tremendous growth. We contribute this growth to the planning services that we provide for our clients. Our mission is to serve the citizens of this community with any future investment needs.

Our Mortgage Loan office has enjoyed a wonderful year in 2004. Mortgage rates were at their lowest since the 1990's, and we worked hard to make the home loan process or the re-financing application as easy as possible. We have the expertise – and will take the time – to help you every step of the way. That remains the First National Bank commitment to our communities!


FNB MORTGAGE

Kelly Richardson, Emily Pitcock, and Gayle Willoughby
FNB Mortgage


AFTER-HOUR DEPOSITORY

Easy







Convenient




FIRST NATIONAL



Cooperative

First National Bank

in

SERVICE and *SUPPORT*

for

OUR EMPLOYEES

First National Bank builds a personal relationship with its employees. We function as a team and provide a strong network of support. First National Bank offers extensive training and educational opportunities for personal advancement; while encouraging employees to reach for their "personal best". No matter how technologically advanced banking becomes, it will play a secondary role to the personal relationships that our employees build with our customers and each other.



Kelli Towry
Fayetteville

Crystal Tucker
Ardmore

Greg Rost
Pulaski

Sandi Henderson
Pulaski

Larry Lance
Marshall County

Cox and Curry Awards

It is the belief of our organization that the pursuit of excellence is the single most important attribute that an employee of First National Bank can possess. Keeping that belief at the front of our minds, the employees have selected those that meet the criterion in exemplary fashion.


Pulaski


Marshall County


Ardmore


Lincoln County


FIRST
BANK
HOPE

FIRST PULASKI NATIONAL CORPORATION
PULASKI, TENNESSEE 38478

MANAGEMENT'S STATEMENT ON RESPONSIBILITY FOR FINANCIAL REPORTING

The management of First Pulaski National Corporation and its subsidiaries are responsible for the content and integrity of the financial statements and all other financial information included in this annual report. Management believes that the financial statements have been prepared in conformity with generally accepted accounting principles applied on a consistent basis to reflect, in all material respects, the substance of events and transactions that should be included, and that the other financial information in the annual report is consistent with those financial statements. The financial statements necessarily include amounts that are based on management's best estimates and judgments.

Management is further responsible for maintaining a system of internal accounting controls, designed to provide reasonable assurance that the books and records reflect the transactions of the Corporation and that its established policies and procedures are carefully followed. Management reviews and modifies the system of internal accounting controls to improve its effectiveness, and the system is augmented by written policies, the careful selection and training of qualified personnel, and a program of internal audit. Management believes that the system of internal accounting control provides reasonable assurance that assets are safeguarded and the financial information is objective and reliable.

An independent registered public accounting firm was engaged to audit the financial statements of the Corporation and issue a report thereon. They have informed management that the audits were conducted in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States) that require a review of and evaluation of internal accounting controls to determine the nature, timing and extent of audit testing.

The Board of Directors, through its Audit Committee, is responsible for providing reasonable assurance that management fulfills its responsibilities in the preparation of the financial statements and in the maintenance of the system of internal accounting control. The Audit Committee annually selects the independent registered public accounting firm and submits its selection to the Board of Directors for approval. The Audit Committee meets with management, the independent registered public accounting firm and the internal auditors, approves the overall scope of audit work and reviews audit reports and findings.

James T. Cox
Chairman of the Board

Mark Hayes
President and CEO

PUTMAN & HANCOCK
Certified Public Accountants

219 East College Street
P.O. Box 722
Fayetteville, Tennessee 37334
(931) 433-1040
Fax (931) 433-9290

118 North Third Street
P.O. Box 724
Pulaski, Tennessee 38478
(931) 424-1040
Fax (931)-363-5222

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Stockholders and Board of Directors
First Pulaski National Corporation
Pulaski, Tennessee

We have audited the accompanying consolidated balance sheets of First Pulaski National Corporation and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, financial statements referred to above present fairly, in all material respects, the consolidated financial position of First Pulaski National Corporation and subsidiaries as of December 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Putman + Hancock

Fayetteville, Tennessee
February 11, 2005

FIRST PULASKI NATIONAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

December 31, 2004 and 2003

ASSETS

	2004	2003
Cash and due from banks	$ 9,599,559	$ 10,704,103
Federal funds sold	7,182,000	400,000
Total cash and cash equivalents	16,781,559	11,104,103
Interest bearing balances with banks	211,105	200,000
Securities available for sale	136,464,481	159,906,718
Loans		
Loans net of unearned income	255,823,521	228,303,368
Allowance for loan losses	(3,489,490)	(3,448,676)
Total net loans	252,334,031	224,854,692
Bank premises and equipment	9,525,521	10,104,664
Accrued interest receivable	3,630,896	3,652,339
Other real estate owned	3,198,343	4,328,985
Prepayments and other assets	4,783,249	4,276,155
TOTAL ASSETS	$ 426,929,185	$ 418,427,656

LIABILITIES AND STOCKHOLDERS' EQUITY

	2004	2003
LIABILITIES		
Deposits:		
Noninterest bearing	$ 48,272,937	$ 50,567,097
Interest bearing	325,127,731	312,023,709
Total deposits	373,400,668	362,590,806
Other borrowed funds	4,335,364	4,639,973
Federal funds purchased	-	2,217,000
Accrued taxes	290,890	234,268
Accrued interest on deposits	1,245,115	1,003,800
Other liabilities	1,696,219	1,661,977
TOTAL LIABILITIES	380,968,256	372,347,824
STOCKHOLDERS' EQUITY		
Common stock, $1 par value; authorized - 10,000,000 shares; 1,627,460 and 1,651,195 shares issued and outstanding, respectively	1,627,460	1,651,195
Capital surplus	3,664,270	4,876,685
Retained earnings	40,376,141	37,765,041
Accumulated other comprehensive income, net	293,058	1,786,911
TOTAL STOCKHOLDERS' EQUITY	45,960,929	46,079,832
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 426,929,185	$ 418,427,656

The accompanying notes are an integral part of these financial statements.

FIRST PULASKI NATIONAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

Years Ended December 31, 2004, 2003 and 2002

	2004	2003	2002
INTEREST INCOME			
Loans, including fees	$ 17,507,246	$ 17,847,891	$ 18,685,655
Securities:			
Taxable	3,209,022	3,857,918	4,775,570
Non-taxable	2,411,813	1,579,007	1,055,918
Federal funds sold	89,033	108,853	147,289
Total Interest Income	23,217,114	23,393,669	24,664,432
INTEREST EXPENSE			
Interest on deposits:			
Transaction accounts	324,768	269,613	368,133
Money market deposit accounts	1,028,371	1,278,482	1,421,559
Other savings deposits	297,637	297,524	448,744
Time certificates of deposit of $100,000 or more	2,508,857	2,348,755	2,754,721
All other time deposits	2,188,103	2,490,445	3,830,776
Borrowed funds	241,210	196,595	138,435
Total Interest Expense	6,588,946	6,881,414	8,962,368
NET INTEREST INCOME	16,628,168	16,512,255	15,702,064
Provision for loan losses	664,320	1,520,318	1,614,345
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	15,963,848	14,991,937	14,087,719
OTHER INCOME			
Service charges on deposit accounts	2,147,855	2,166,788	2,144,233
Commissions and fees	510,010	493,553	460,332
Other service charges and fees	273,848	261,685	209,502
Security gains, net	188,480	227,739	260,201
Gains (losses) on sale of other assets, net	(199,905)	148,746	(51,948)
Dividends	94,016	81,541	97,325
Mortgage banking fees	476,145	789,150	491,686
Total Other Income	3,490,449	4,169,202	3,611,331
OTHER EXPENSES			
Salaries and employee benefits	6,901,879	6,727,978	6,375,617
Occupancy expense, net	1,183,785	1,182,152	1,140,370
Furniture and equipment expense	898,087	871,403	1,078,718
Advertising and public relations	605,379	536,070	551,669
Other operating expenses	2,532,116	2,628,330	2,612,653
Total Other Expenses	12,121,246	11,945,933	11,759,027
Income before income taxes	7,333,051	7,215,206	5,940,023
Applicable income taxes	2,005,482	2,205,371	1,873,758
NET INCOME	$ 5,327,569	$ 5,009,835	$ 4,066,265
Earnings per common share:			
Basic	$ 3.24	$ 3.05	$ 2.49
Diluted	$ 3.22	$ 3.03	$ 2.47

The accompanying notes are an integral part of these financial statements.

FIRST PULASKI NATIONAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2004, 2003, and 2002

	2004	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 5,327,569	$ 5,009,835	$ 4,066,265
Adjustments to reconcile net income to net cash provided by operating activities-			
Provision for loan losses	664,320	1,520,318	1,614,345
Depreciation	917,380	927,807	1,099,330
Amortization and accretion of investment securities, net	531,844	610,906	394,499
Deferred income tax expense	(129,152)	166,331	(232,489)
(Gain) loss on sale of other assets	199,905	(148,746)	51,948
Security gains, net	(188,480)	(227,739)	(260,201)
Loans originated for sale	(17,880,476)	(27,666,250)	(17,971,329)
Proceeds from sale of loans	18,081,526	27,683,850	18,382,429
Decrease in interest receivable	21,443	103,623	344,112
(Increase) decrease in prepayments and other assets	207,221	(544,192)	(411,465)
Increase (decrease) in accrued interest on deposits	241,315	112,306	(565,104)
Increase (decrease) in accrued taxes	56,622	(135,550)	369,818
Increase (decrease) in other liabilities	255,554	124,441	(975,344)
Cash Provided by Operating Activities, net	8,306,591	7,536,940	5,906,814
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchases of securities available for sale	(47,842,922)	(125,895,514)	(50,923,959)
Proceeds from sales of securities available for sale	11,259,666	5,563,244	5,724,410
Proceeds from maturities of securities available for sale	57,381,800	73,533,346	47,724,725
Increase in interest bearing balances with banks	(11,105)	(200,000)	-
Net increase in loans	(28,374,494)	(146,596)	(26,825,851)
Capital expenditures	(343,471)	(784,169)	(315,052)
Proceeds from sale of other assets	965,757	192,588	329,582
Cash Used by Investing Activities, net	(6,964,769)	(47,737,101)	(24,286,145)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from borrowings	-	1,400,000	2,346,000
Borrowings repaid	(304,609)	(322,243)	(239,399)
Federal funds purchased (repaid)	(2,217,000)	2,217,000	-
Net increase in deposits	10,809,862	31,343,058	14,613,711
Cash dividends paid	(2,716,469)	(2,716,699)	(2,699,298)
Proceeds from issuance of common stock	178,229	356,841	585,478
Common stock repurchased	(1,414,379)	(127,047)	(502,865)
Cash Provided by Financing Activities, net	4,335,634	32,150,910	14,103,627
INCREASE (DECREASE) IN CASH, net	5,677,456	(8,049,251)	(4,275,704)
CASH AND CASH EQUIVALENTS, beginning of year	11,104,103	19,153,354	23,429,058
CASH AND CASH EQUIVALENTS, end of year	$ 16,781,559	$ 11,104,103	$ 19,153,354

The accompanying notes are an integral part of these financial statements.

FIRST PULASKI NATIONAL CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

Years Ended December 31, 2004, 2003 and 2002

	Common Stock		Capital	Retained	Accumulated Other Comprehensive	
	Shares	Amount	Surplus	Earnings	Income (Loss), net	Total
Balance at December 31, 2001	1,632,774	$ 1,632,774	$ 4,582,699	$ 34,104,938	$ 1,414,799	$ 41,735,210
Comprehensive income:						
Net income	-	-	-	4,066,265	-	-
Change in unrealized gains (losses) on AFS securities, net of tax	-	-	-	-	989,192	-
Less reclassification adjustment, net of income tax of $88,468	-	-	-	-	(171,733)	-
Comprehensive income	-	-	-	-	-	4,883,724
Cash dividends paid $1.57 per share	-	-	-	(2,699,298)	-	(2,699,298)
Common stock issued	19,325	19,325	566,153	-	-	585,478
Common stock repurchased	(10,063)	(10,063)	(492,802)	-	-	(502,865)
Balance at December 31, 2002	1,642,036	1,642,036	4,656,050	35,471,905	2,232,258	44,002,249
Comprehensive income:						
Net income	-	-	-	5,009,835	-	-
Change in unrealized gains (losses) on AFS securities, net of tax	-	-	-	-	(295,039)	-
Less reclassification adjustment, net of income tax of $77,431	-	-	-	-	(150,308)	-
Comprehensive income	-	-	-	-	-	4,564,488
Cash dividends paid $1.65 per share	-	-	-	(2,716,699)	-	(2,716,699)
Common stock issued	11,738	11,738	345,103	-	-	356,841
Common stock repurchased	(2,579)	(2,579)	(124,468)	-	-	(127,047)
Balance at December 31, 2003	1,651,195	1,651,195	4,876,685	37,765,041	1,786,911	46,079,832
Comprehensive income:						
Net income	-	-	-	5,327,569	-	-
Change in unrealized gains (losses) on AFS securities, net of tax	-	-	-	-	(1,369,456)	-
Less reclassification adjustment, net of income tax of $64,083	-	-	-	-	(124,397)	-
Comprehensive income	-	-	-	-	-	3,833,716
Cash dividends paid $1.65 per share	-	-	-	(2,716,469)	-	(2,716,469)
Common stock issued	6,063	6,063	172,166	-	-	178,229
Common stock repurchased	(29,798)	(29,798)	(1,384,581)	-	-	(1,414,379)
Balance at December 31, 2004	1,627,460	$ 1,627,460	$ 3,664,270	$ 40,376,141	$ 293,058	$ 45,960,929

The accompanying notes are an integral part of these financial statements.

Note A - Summary of Significant Accounting Policies

First Pulaski National Corporation (the "Corporation") through its subsidiaries provides domestic financial and insurance services in Giles, Marshall and Lincoln County, Tennessee, to customers who are predominantly small and middle-market businesses and middle-income individuals. The accounting and reporting policies of the Corporation and its subsidiaries conform to generally accepted accounting principles in the United States of America and to general practice within the financial services industry. The accounting policies of the Corporation and the methods of applying those policies that materially affect the accompanying financial statements are presented below.

Basis of Presentation

The consolidated financial statements include the accounts of First Pulaski National Corporation and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated. Certain amounts in the prior years' financial statements have been reclassified to conform to the 2004 presentation. These reclassifications are immaterial and had no effect on net income.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The most significant estimate relates to the adequacy of the allowance for losses on loans. Actual results could differ from those estimates.

Cash and Due From Banks

Included in cash and due from banks are legally reserved amounts which are required to be maintained on an average basis in the form of cash and balances from the Federal Reserve Bank and other banks. The average amount of those reserve requirements was approximately $5,501,000 and $4,389,000 for the years ended December 31, 2004 and 2003. From time to time throughout the year, the balances due from other financial institutions exceeded FDIC insurance limits. Management considers this to be a normal business risk.

Statements of Cash Flows

Cash and cash equivalents as presented in the consolidated statements of cash flows include cash and due from banks and federal funds sold. Cash flows from operating activities reflect interest paid of $6,348,255, $6,770,233 and $9,529,853 and income taxes paid of $2,125,000, $2,315,412, and $1,975,000 for the years ended December 31, 2004, 2003 and 2002, respectively.

Securities

Securities are classified at the time of purchase as either held to maturity or available for sale. The Corporation defines held to maturity securities as securities for which management has the positive intent and ability to hold to maturity. Held to maturity securities are carried at amortized cost. Securities available for sale represent those securities intended to be held for an indefinite period of time, including securities that management intends to use as part of its asset/liability strategy, or that may be sold in response to changes in interest rates, changes in prepayment risk, the need to increase regulatory capital or other similar factors. Securities available for sale are carried at fair value. Unrealized holding gains and losses for available for sale securities are reported, net of tax, in other comprehensive income. The amortized cost of all securities is adjusted for amortization of premium and accretion of discount to maturity or earlier call date if appropriate. Such amortization and accretion is included in interest income from securities. Gains and losses from sales of available for sale securities are computed using the specific identification method.

Note A - Summary of Significant Accounting Policies - (continued)

Mortgage Banking

The Corporation originates first-lien mortgage loans for the purpose of selling them in the secondary market. Mortgage loans held for sale are recorded at cost, which approximates market value. Gains and losses realized from the sale of these assets are included in noninterest income. Servicing rights related to the mortgages sold are not retained. Loans include loans held for sale at December 31, 2004 and 2003, totaling $502,850 and $703,900, respectively.

Loans and Allowance for Loan Losses

Loans are reported at the principal amounts outstanding, net of unamortized nonrefundable loan fees. Deferred net fees are recognized in loan interest income and fees over the loan term using a method that generally produces a level yield on the unpaid loan balance.

Impaired loans are specifically reviewed loans for which it is probable that the creditor will be unable to collect all amounts due according to the terms of the loan agreement. Impairment of a loan is measured by comparing the recorded investment in the loan with the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. A valuation allowance is provided to the extent that the measure of the impaired loan is less than the recorded investment.

Nonaccrual loans are those for which management has discontinued accrual of interest because there exists significant uncertainty as to the full and timely collection of either principal or interest or such loans have become contractually past due 90 days with respect to principal or interest unless such loans are well secured and in the process of collection.

Interest income is accrued principally on a simple interest basis. Payments received on impaired loans for which the ultimate collectibility of principal is uncertain are generally applied first as principal reductions. Interest collections on nonaccrual loans for which the ultimate collectibility of principal is uncertain are applied as principal reductions. Otherwise, such collections are credited to income when received.

The allowance for loan losses is maintained at a level which is considered to be adequate to reflect estimated credit losses for specifically identified loans as well as estimated probable credit losses inherent in the remainder of the loan portfolio at the balance sheet date. The allowance is increased by the provision for loan losses, which is charged against current period operating results and decreased by the amount of charge-offs, net of recoveries. A formal review of the allowance for loan losses is prepared quarterly to assess the risk in the portfolio and to determine the adequacy of the allowance for loan losses. The Corporation's methodology for assessing the appropriateness of the allowance consists of several elements, which include the formula allowance, as well as specific allowances.

The formula allowance is calculated by applying loss factors to outstanding loans and certain unused commitments. For purposes of the quarterly review, the loan portfolio is separated by loan type, and each type is treated as a homogeneous pool. Each loan is assigned a risk rating by loan officers using established credit policy guidelines. These risk ratings are periodically reviewed and all risk ratings are subject to review by an independent Credit Review Department. Each risk rating is assigned an allocation percentage which, when multiplied times the dollar value of loans in that risk category, results in the amount of the allowance for loan losses allocated to these loans. Allocation percentages are based on the Corporation's historical loss experience and may be adjusted for significant factors that, in management's judgement, affect the collectibility of the portfolio as of the evaluation date.

Note A - Summary of Significant Accounting Policies - (continued)

Loans and Allowance for Loan Losses - (continued)

Specific allowances are established in cases where management has identified significant conditions or circumstances related to a credit that management believes indicates the probability that a loss has been incurred in excess of the amount determined by the application of the above formula. Every nonperforming loan in excess of $25,000 and all loans classified as "Other Assets Especially Mentioned" over $100,000 are reviewed quarterly by the Board's Executive and Loan Committee to review the level of loan losses required to be specifically allocated.

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed on the straight-line and various accelerated methods at rates calculated to amortize the cost of assets over their estimated useful lives. Cost of major additions and improvements are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred. Estimated useful lives are twenty to thirty nine years for premises and five to seven years for equipment. No interest was capitalized in 2004, 2003 or 2002.

Impairment of Long-Lived Assets

The Corporation periodically reviews long-lived assets. If indications of impairments exist and if the value of the assets is impaired, an impairment loss would be recognized.

Other Real Estate Owned

Other real estate owned consists of properties acquired through foreclosures and premises not used for business operations. These properties are valued at the lower of cost or estimated net realizable value. Cost includes loan principal, accrued interest, and foreclosure expense. Estimated net realizable value is the estimated selling price in an orderly disposition reduced by estimated selling costs and future carrying costs. The excess of cost over net realizable value at the time of foreclosure is charged to the allowance for loan losses. The estimated net realizable fair value is reviewed periodically and any write-downs are charged against current earnings as market adjustments.

Stock-Based Compensation

SFAS No. 123, "Accounting for Stock-Based Compensation," defines a fair value based method of accounting for an employee stock option or similar equity instrument. However, SFAS No. 123 allows an entity to continue to measure compensation costs for those plans using the intrinsic value based method of accounting prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees". The Corporation has elected to continue to measure compensation cost for its stock option plans under the provisions in APB Opinion 25. Accordingly, no stock-based compensation cost is reflected in net income, as all options granted had an exercise price equal to or greater than the market price of the underlying common stock at date of grant. The following table illustrates the effect on net income and earnings per share if expense was measured using the fair value recognition provisions of SFAS No. 123.

Note A - Summary of Significant Accounting Policies - (continued)

Stock-Based Compensation (continued)

	2004	2003	2002
Net income as reported	$ 5,327,569	$ 5,009,835	$ 4,066,265
Deduct: Stock based compensation expense determined under fair value based method	-	12,814	17,490
	$ 5,327,569	$ 4,997,021	$ 4,048,775
Basic earnings per share as reported	$ 3.24	$ 3.05	$ 2.49
Pro-forma basic earnings per share	3.24	3.04	2.48
Diluted earnings per share as reported	3.22	3.03	2.47
Pro-forma diluted earnings per share	3.22	3.02	2.46

Using the Black-Scholes option-pricing model, the estimated weighted-average fair value assumptions of options granted during 2004, 2003, and 2002 are as follows:

	2004	2003	2002
Weighted Average Fair Value Assumptions:			
Expected dividend yield	4.4%	4.4%	5.3%
Expected volatility	12.0%	12.0%	12.0%
Risk-free interest rates	3.7%	3.9%	4.5%
Expected lives	2 years	2 years	2 years

Advertising Costs

The Corporation expenses the costs of advertising when these costs are incurred.

Income Taxes

The Corporation files a consolidated Federal income tax return with its subsidiaries. Income tax expense is allocated among the parent company and its subsidiaries as if each had filed a separate return. The provision for income taxes is based on income reported for consolidated financial statement purposes and includes deferred taxes resulting from the recognition of certain revenues and expenses in different periods for tax reporting purposes. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be realized or settled. Recognition of certain deferred tax assets is based upon management's belief that, based upon historical earnings and anticipated future earnings, normal operations will continue to generate sufficient future taxable income to realize these benefits. A valuation allowance is established for deferred tax assets when, in the opinion of management, it is more likely than not, that the asset will not be realized.

Earnings Per Share

Basic and diluted earnings per share (EPS) are shown on the face of the earnings statement. Basic EPS is calculated by dividing net income by the weighted average number of shares of common stock outstanding during the year. No dilution for any potentially diluted securities is included. Diluted EPS assumes the conversion of all options.

Transfer and Servicing of Financial Assets and Extinguishments of Liabilities

Accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities is based on an application of a financial-components approach that focuses on control. It distinguishes transfers of financial assets that are sales from transfers of assets that are secured borrowings.

Note A - Summary of Significant Accounting Policies - (continued)

Segments Reporting

Segments are strategic business units that offer different products and services and are managed separately. At December 31, 2004, the Corporation and the Bank did not have any identified segments.

Insurance Subsidiary

Insurance premium and commission income and acquisition costs are recognized over the terms of the related policies. Losses are recognized as incurred.

Comprehensive Income

Comprehensive income includes net income and all other changes in equity during a period except those resulting from investments by owners and distributions to owners. Other comprehensive income includes revenues, expenses, gains and losses that under generally accepted accounting principles are included in comprehensive income but excluded from net income. Comprehensive income and accumulated other comprehensive income are reported net of related income taxes.

Effect of New Accounting Pronouncements

In January 2003, FASB issued FIN 46, "Consolidation of Variable Interest Entities." The objective of this interpretation is to provide guidance on how to identify a variable interest entity (VIE) and determine when the assets, liabilities, noncontrolling interests, and results of operations of a VIE need to be included in a corporation's consolidated financial statements. A corporation that holds variable interests in an entity will need to consolidate the entity if the corporation's interest in the VIE is such that the corporation will absorb a majority of the VIE's expected losses and/or receive a majority of the entity's expected residual returns, if they occur. The provisions of this interpretation became effective upon issuance. Management does not expect the requirements of FIN 46 to have any impact on the Corporation's results of operations, financial position, or liquidity.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". SFAS No. 149, which amends and clarifies existing accounting pronouncements, addresses financial accounting and reporting for derivative or other hybrid instruments to require similar accounting treatment for contracts with comparable characteristics. This statement became effective for contracts entered into or modified after June 30, 2003 and for hedging activities designed after June 30, 2003. This statement did not have an impact on our consolidated financial position, results of operations or cash flows.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." This statement establishes standards for classifying and measuring as liabilities certain financial instruments that have characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability, or asset as appropriate. SFAS No. 150 became effective for financial instruments for interim periods beginning after June 15, 2003. The adoption of this statement did not have a material effect on the Corporation's financial position or results of operations or cash flows.

Note A - Summary of Significant Accounting Policies - (continued)

Effect of New Accounting Pronouncements - (continued)

In December 2003, the American Institute of Certified Public Accountants issued Statement of Position ("SOP") 03-3. SOP 03-3 requires loans acquired through a transfer, such as a business combination, where there are differences in expected cash flows and contractual cash flows due in part to credit quality, to be recognized at their fair value. This SOP provides that the original excess of contractual cash flows over cash flows expected to be collected may not be recognized as an adjustment of yield, loss accrual or valuation allowance. Any future excess of cash flows over the original expected cash flows is to be recognized as an adjustment of future yield. Future decreases in actual cash flow compared to the original expected cash flow is recognized as a valuation allowance and expensed immediately. Valuation allowances cannot be created or "carried over" in the initial accounting for loans acquired. This SOP is effective for loans acquired in fiscal years beginning after December 15, 2004. The adoption of SOP 03-3 is not expected to have a material impact on our financial condition, results of operations, earnings per share or cash flows.

In March 2004, the FASB Emerging Issue Task Force (EITF) released Issue No. 03-1. *The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Instruments* which described the criteria to determine whether impairment of an investment was other-than-temporary and was effective for reporting periods beginning after June 15, 2004. Generally, impairment shall be deemed other-than-temporary unless positive evidence indicating that the investment's carrying value is recoverable within a reasonable period of time outweighs negative evidence to the contrary. FASB is in the process of proposing implementation guidance which is expected to discuss debt securities that have decline in fair value below cost due to increases in interest rates. Since the Corporation has significant balances of debt and mortgage-backed securities, it is possible that future increases in interest rates may effect the Corporation's financial position and results of operations. However, management has the intent and ability to hold debt and mortgage-backed securities until maturity or a recovery in fair value.

Effect of Recently-Issued Standards That Are Not Yet Adopted

SFAS 123, Revised, requires all public companies to record compensation cost for stock options provided to employees in return for employee service. The cost is measured at the fair value of the options when granted, and this cost is expensed over the employee service period, which is normally the vesting period of the options. This will apply to awards granted or modified after the first quarter or year beginning after June 15, 2005. Compensation cost will also be recorded for prior option grants that vest after the date of adoption. The effect on results of operations will depend on the level of future option grants and the calculation of the fair value of the options granted at such future date, as well as the vesting periods provided, and so cannot currently be predicted. Existing options that will vest after adoption date will result in additional compensation expense. There will be no significant effect on financial position as total equity will not change.

SFAS 153 modifies an exception from fair value measurement of nonmonetary exchanges. Exchanges that are not expected to result in significant changes in cash flows of the reporting entity are not measured at fair value. This supersedes the prior exemption from fair value measurement for exchanges of similar productive assets, and applies for fiscal years beginning after June 15, 2005

The effect of these other new standards on the Corporation's financial position and results of operations is not expected to be material upon and after adoption.

Note B - Securities

The following is a summary of the amortized cost and estimated fair value of securities at December 31:

2004	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Available for Sale				
U.S. Treasury securities	$ 100,000	$ -	$ 1,750	$ 98,250
U.S. Government agencies	53,742,655	74,849	519,968	53,297,536
Obligations of states and political subdivisions	66,242,481	991,616	334,945	66,899,152
Mortgage-backed securities	1,900,096	75,196	-	1,975,292
Other debt securities	14,034,222	197,860	37,831	14,194,251
	$ 136,019,454	$ 1,339,521	$ 894,494	$ 136,464,481
2003				
Available for Sale				
U.S. Treasury securities	$ 100,000	$ -	$ -	$ 100,000
U.S. Government agencies	62,519,505	571,985	152,362	62,939,128
Obligations of states and political subdivisions	64,510,356	1,400,053	248,501	65,661,908
Mortgage-backed securities	4,886,766	202,445	-	5,089,211
Other debt securities	24,751,602	1,059,278	13,940	25,796,940
Other securities	393,132	-	73,601	319,531
	$ 157,161,361	$ 3,233,761	$ 488,404	$ 159,906,718

The following is a summary of the amortized cost and estimated fair value of debt securities by contractual maturity (or average maturity for amortizing mortgage-backed securities) at December 31, 2004:

	Cost	Fair Value
Due in one year or less	$ 13,301,417	$ 13,417,463
Due after one year through five years	72,932,764	73,108,647
Due after five years through ten years	45,446,497	45,584,816
Due after ten years	4,338,776	4,353,555
TOTAL	$136,019,454	$136,464,481

Note B - Securities - (continued)

Net gains realized from securities transactions for 2004, 2003 and 2002 were:

		Book	Gross Realized		Net
2004	Proceeds	Value	Gains	Losses	Realized
Securities sold	$ 11,259,666	$ 11,071,186	$ 297,993	$ 109,513	$ 188,480
Securities matured or redeemed	57,381,800	57,381,800	-	-	-
	$ 68,641,466	$ 68,452,986	$ 297,993	$ 109,513	$ 188,480
2003					
Securities sold	$ 5,563,244	$ 5,335,505	$ 227,739	$ -	$ 227,739
Securities matured or redeemed	73,533,346	73,533,346	-	-	-
	$ 79,096,590	$ 78,868,851	$ 227,739	$ -	$ 227,739
2002					
Securities sold	$ 5,724,410	$ 5,500,000	$ 224,410	$ -	$ 224,410
Securities matured or redeemed	47,724,724	47,688,933	35,791	-	35,791
	$ 53,449,134	$ 53,188,933	$ 260,201	$ -	$ 260,201

Income tax expense attributable to securities transactions was $64,083, $77,431 and $88,468 for 2004, 2003 and 2002, respectively.

Securities with a carrying value of $58,677,283 and $56,352,096 at December 31, 2004 and 2003, respectively, were pledged to secure public monies and for other purposes as required or permitted by law.

There were no securities of a single issuer, other than U.S. government agency securities that were payable from and secured by the same source of revenue or taxing authority that exceeded 10% of consolidated stockholders' equity at December 31, 2004 or 2003.

At December 31, 2004, the Corporation had $68,413,631 of investments with $894,494 of unrealized losses on these investments. Of the investments with unrealized losses, $64,026,868 had been at a loss position for less than 12 months, with losses of $796,582 and $4,386,763 of these investments, with losses of $97,912 have been at a loss position for longer than 12 months. The Corporation believes that these securities are only temporarily impaired and that the full principal will be collected as anticipated. Of the total, $43,807,883, or 64%, is guaranteed by the U.S. Government or its agencies. As of December 31, 2004, $21,952,425 or 32% are obligations of states and political subdivisions. All of the obligations of states and political subdivisions are investment grade securities. The primary cause for unrealized losses within the portfolio is the impact movements in market rates have had in comparison to the underlying yields on these securities. The following table summarizes the Corporation's investments which were at an unrealized loss position as of December 31, 2004:

	Less Than 12 Months		12 Months or Longer		Total	
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Obligations of U.S. Government	$ 98,250	$ 1,750	$ -	$ -	$ 98,250	$ 1,750
Obligations of U.S. Government Agencies	42,724,333	505,268	985,300	14,700	43,709,633	519,968
Obligations of States and Political Subdivisions	19,076,362	264,447	2,876,063	70,498	21,952,425	334,945
Corporate Bonds	2,127,923	25,117	525,400	12,714	2,653,323	37,831
Total Temporarily Impaired Securities	$ 64,026,868	$ 796,582	$ 4,386,763	$ 97,912	$ 68,413,631	$ 894,494

Note C - Loans and Allowance for Loan Losses

Credit risk represents the maximum accounting loss that would be recognized at the reporting date if counterparties failed completely to perform as contracted and any collateral or security proved to be of no value. Concentrations of credit risk or types of collateral arising from financial instruments exist in relation to certain groups of customers. A group concentration arises when a number of counterparties have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. The Corporation does not have a significant concentration to any individual customer or counterparty. The major concentrations of credit risk for the Corporation arise by collateral type in relation to loans and credit commitments. The only significant concentration that exists is in loans secured by real estate and agricultural related loans. Although the Corporation has a loan portfolio diversified by type of risk, the ability of its customers to honor their contracts is to some extent dependent upon their regional economic condition. A geographic concentration arises because the Corporation grants commercial, real estate and consumer loans primarily to customers in Giles, Marshall and Lincoln County, Tennessee. In order to mitigate the impact of credit risk, management strives to identify loans experiencing difficulty early enough to correct the problems and to maintain an allowance for loan losses to cover inherent losses in the loan portfolio.

The following is a summary of loans at December 31:

	2004	2003
Construction and land development	$ 7,210,903	$ 7,859,110
Commercial and industrial	19,814,571	21,803,243
Agricultural	7,298,058	7,014,272
Real estate loans secured by:		
Farmland	21,845,038	19,462,317
Residential property	74,912,710	60,618,473
Nonresidential, nonfarm	98,861,998	84,236,112
Loans to individuals	23,227,656	24,076,726
Other loans	2,934,855	3,473,424
	256,105,789	228,543,677
Unearned income	(282,268)	(240,309)
TOTAL	$ 255,823,521	$ 228,303,368

At December 31, 2004, 2003 and 2002, impaired loans totaled $511,098, $2,409,729, and $7,236,654, respectively. The amount of interest income actually recognized on these loans during 2004, 2003 and 2002, was $10,942, $96,324, and $227,489, respectively. The additional amount of interest income that would have been recorded during 2004, 2003 and 2002, if the above amounts had been current in accordance with their original terms was $41,586, 219,738, and $280,896, respectively.

As of December 31, 2004, the Corporation's recorded investment in impaired loans and the related valuation allowance are as follows:

	Recorded Investment	Valuation Allowance
Impaired Loans-		
Valuation allowance required	$ 114,201	$ 34,058
No valuation allowance required	396,897	-
Total Impaired Loans	$ 511,098	$ 34,058

The valuation allowance is included in the allowance for loan losses on the balance sheet.

Note C - Loans and Allowance for Loan Losses (continued)

The average recorded investments in impaired loans for the years 2004, 2003 and 2002 were $1,663,104, $3,924,287 and $4,831,765, respectively. At December 31, 2004, there were no outstanding commitments to advance funds to customers whose loans were not performing.

Loans past due 90 days or more and accruing interest were $305,066, $247,974, and $394,898 at December 31, 2004, 2003 and 2002, respectively.

Certain related parties (principally directors, including their families and companies in which they are principal owners) are loan customers of the Corporation's bank subsidiary. Related party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than a normal risk of collectibility. The following table summarizes the changes in related party loans for 2004 and 2003:

	2004	2003
Balance at beginning of year	$ 1,733,070	$ 1,961,967
Additions	1,800,887	1,847,582
Repayments	(1,951,471)	(2,001,779)
No longer related	(341,443)	(74,700)
Balance at end of year	$ 1,241,043	$ 1,733,070

Transactions in the allowance for loan losses were as follows:

	2004	2003	2002
Balance at beginning of year	$ 3,448,676	$ 3,809,625	$ 3,087,586
Less-Charge-offs:			
Real estate -			
Residential	50,040	44,791	117,487
Agricultural	19,083	35,580	2,120
Other	392,641	911,817	71,454
Commercial	155,350	433,389	334,751
Agricultural	8,280	285,937	84,665
Individuals	371,808	525,106	611,903
	997,202	2,236,620	1,222,380
Add-Recoveries:			
Real estate -			
Residential	22,786	3,758	4,170
Agricultural	21,618	-	2,400
Other	32,823	13,984	19,416
Commercial	88,063	62,900	46,402
Agricultural	21,465	14,244	13,008
Individuals	186,441	260,467	244,678
Other	500	-	-
	373,696	355,353	330,074
Net Charge-offs	623,506	1,881,267	892,306
Add-Provision charged to operations	664,320	1,520,318	1,614,345
Balance at end of year	$ 3,489,490	$ 3,448,676	$ 3,809,625
Ratio of net charge-offs to average loans outstanding during the year	0.26%	0.81%	0.40%

Note D - Bank Premises and Equipment

The following is a summary of bank premises and equipment at December 31:

2004	Cost	Accumulated Depreciation & Amortization	Carrying Amount
Land	$ 1,606,599	$ -	$ 1,606,599
Buildings	11,864,137	5,104,743	6,759,394
Furniture and equipment	6,143,100	5,002,688	1,140,412
Leasehold improvements	54,959	35,843	19,116
TOTAL	$ 19,668,795	$ 10,143,274	$ 9,525,521

2003	Cost	Accumulated Depreciation & Amortization	Carrying Amount
Land	$ 1,602,757	$ -	$ 1,602,757
Buildings	11,863,063	4,765,916	7,097,147
Furniture and equipment	6,091,728	4,708,487	1,383,241
Leasehold improvements	54,959	33,440	21,519
TOTAL	$ 19,612,507	$ 9,507,843	$ 10,104,664

The following is a summary of non-cancelable minimum operating lease commitments for real property, excluding cancelable short-term commitments, principally for equipment.

Year	Annual Commitments	Year	Annual Commitments
2005	$ 27,600	2008	$ 6,000
2006	13,200	2009	6,000
2007	6,000	2010 - 2014	26,500

Rents charged to operations under operating lease agreements for the years 2004, 2003 and 2002 were $28,140, $28,140 and $32,066, respectively.

Note E - Prepayments and Other Assets

The following is a summary of prepayments and other assets at December 31:

	2004	2003
Prepaid expenses	$ 270,017	$ 184,554
Federal Home Loan Bank stock, at cost	1,318,100	1,264,700
Federal Reserve Bank stock, at cost	114,900	114,900
Other investments	377,351	369,446
Investment in life insurance contracts	1,313,894	1,735,447
Deferred income tax benefits	714,316	-
Deferred acquisition costs	200,562	197,236
Other	474,109	409,872
TOTAL	$ 4,783,249	$ 4,276,155

Note F - Deposits

The following is a summary of deposits at December 31:

	2004	2003
Noninterest bearing:	$ 47,573,835	$ 50,567,097
Interest bearing:		
Demand	33,619,910	29,641,857
Savings/Money Market	89,696,432	108,213,080
Other time	97,109,761	90,558,928
Certificates of deposit $100,000 and over	105,400,730	83,609,844
TOTAL	$ 373,400,668	$ 362,590,806

The aggregate maturities of time deposits at December 31, 2004, are summarized as follows:

Year	
Due within 1 year	$ 130,719,371
Due after 1 year through 3 years	51,931,332
Due after 3 years	19,859,788
	$ 202,510,491

Note G - Other Borrowed Funds

The following is a summary of other borrowed funds at December 31:

Principal Amounts Outstanding December 31, 2004	Principal Amounts Outstanding December 31, 2003	Interest Rates	Maturity Dates
$ -	$ 76,023	5.95%	2004
29,256	59,194	6.70%	2005
71,703	87,123	5.95%	2008
466,162	482,796	4.46%	2009
191,237	215,496	6.25%	2011
1,994,706	2,099,129	4.09%-7.40%	2012
1,230,301	1,248,523	5.09%	2013
213,793	226,292	6.50%	2016
138,206	145,397	4.87%	2018
$ 4,335,364	$ 4,639,973		

Other borrowed funds consist of Federal Home Loan Bank loans secured by a pledge of Federal Home Loan Bank stock with a par value of $1,318,100 and a blanket pledge of $5,852,741 first mortgage loans against single family, 1-4 unit residential properties.

Note G - Other Borrowed Funds (continued)

As of December 31, 2004, aggregate debt maturities were as follows:

2005	$ 239,213	2009	$ 612,492
2006	221,935	2010-2014	2,703,548
2007	234,625	2015-2018	75,481
2008	248,070		$ 4,335,364

At December 31, 2004, First National Bank of Pulaski had unsecured lines of credit from correspondent banks for federal fund purchases and daylight overdrafts totaling $25,000,000. No advances had been made against these lines at December 31, 2004.

Note H - Income Taxes

The components of income taxes for the three years ended December 31 are as follows:

	2004	2003	2002
Federal			
Current	$ 1,689,441	$ 1,594,090	$ 1,746,080
Deferred tax	(129,152)	166,331	(232,489)
	1,560,289	1,760,421	1,513,591
State	445,193	444,950	360,167
Provision for Income Taxes	$ 2,005,482	$ 2,205,371	$ 1,873,758

Income taxes varied from the amount computed at the statutory federal income tax rate for the years ended December 31 as follows:

	2004	2003	2002
Federal taxes at statutory rate	$ 2,493,237	$ 2,453,523	$ 2,019,608
Increase (decrease) resulting from tax effect of:			
Tax exempt interest on obligations of states and political subdivisions	(775,986)	(533,692)	(369,634)
State income taxes, net of federal income tax benefit	293,827	293,667	237,710
Dividend received deduction	-	-	(3,273)
Others, net	(5,596)	(8,127)	(10,653)
Provision for Income Taxes	$ 2,005,482	$ 2,205,371	$ 1,873,758

Note H - Income Taxes (continued)

Significant components of the Corporation's deferred tax assets and liabilities on December 31 are as follows:

	2004	2003
Deferred tax assets:		
Allowance for loan losses	$ 804,236	$ 777,681
Director benefit plans	203,765	149,070
Merger costs	6,454	9,822
Other real estate	62,374	2,662
Gross Deferred Tax Assets	1,076,829	939,235
Deferred tax liabilities:		
Investment securities	28,895	38,609
Statement 115 equity adjustment	151,968	958,446
Other securities	181,650	163,494
Gross Deferred Tax Liabilities	362,513	1,160,549
Net Deferred Tax Asset (Liabilities)	$ 714,316	$ (221,314)

The Corporation has sufficient refundable taxes paid in available carryback years to fully realize its recorded deferred tax assets. Accordingly, no valuation has been recorded.

Note I - Other Operating Expenses

The following table summarizes the components of other operating expenses for the years ended December 31:

	2004	2003	2002
Directors' fees and expense	$ 317,395	$ 313,155	$ 323,310
Stationery and supplies	194,024	224,948	266,653
Insurance	145,441	148,245	133,054
Collection and professional fees	208,650	245,563	322,842
Postage	143,653	161,869	154,278
Telephone	125,494	136,715	146,369
Other	1,397,459	1,397,835	1,266,147
	$ 2,532,116	$ 2,628,330	$ 2,612,653

Note J - Profit Sharing Plan

The Corporation's bank subsidiary has a non-contributory trusteed profit sharing retirement plan covering all officers and employees who have completed a year of service and are over the age of 21. The bank subsidiary's total payroll in 2004 was $5,204,181. Contributions for the current year were calculated using the base salary amount of $4,475,539. According to the plan, the bank subsidiary's contribution will not be less than 10% or no more than 15% of net income before taxes, with an overall limitation not to exceed 15% of the total salary of all the participants. The plan expense was $671,331, $672,081 and $546,112 in 2004, 2003 and 2002, respectively.

FIRST PULASKI NATIONAL CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note K - First Pulaski National Corporation (Parent Company Only) Financial Information

BALANCE SHEETS

	December 31, 2004	December 31, 2003
ASSETS		
Cash	$ 575,898	$ 1,972,916
Investment in subsidiaries, at equity	44,986,874	43,774,483
Other assets	599,437	485,992
TOTAL ASSETS	$ 46,162,209	$ 46,233,391
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Accrued expenses	$ 201,280	$ 153,560
Total Liabilities	201,280	153,560
Stockholders' Equity	45,960,929	46,079,831
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 46,162,209	$ 46,233,391

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Note K - First Pulaski National Corporation (Parent Company Only) Financial Information (continued)

STATEMENTS OF INCOME

	Years Ended December 31,		
	2004	2003	2002
INCOME			
Dividends from subsidiaries	$ 2,716,468	$ 2,714,875	$ 2,699,298
Other dividends and interest	-	89	13,764
Other	217	1,100	2,575
	2,716,685	2,716,064	2,715,637
EXPENSES			
Education	6,560	5,124	14,615
Directors' fees and expense	74,832	70,785	69,965
Stockholder's meeting	20,037	9,839	10,669
Other	46,948	34,080	32,288
	148,377	119,828	127,537
Income before applicable income taxes and equity in undistributed earnings of subsidiaries	2,568,308	2,596,236	2,588,100
Applicable income taxes	53,017	30,423	33,223
Income before equity in undistributed earnings of subsidiaries	2,621,325	2,626,659	2,621,323
Equity in undistributed earnings of subsidiaries	2,706,244	2,383,176	1,444,942
NET INCOME	$ 5,327,569	$ 5,009,835	$ 4,066,265

STATEMENTS OF CASH FLOWS

	Years Ended December 31,		
	2004	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 5,327,569	$ 5,009,835	$ 4,066,265
Adjustments to reconcile net income to net cash provided by operating activities -			
Equity in undistributed earnings of subsidiaries	(2,706,244)	(2,383,176)	(1,444,942)
Depreciation	2,234	2,021	985
Increase in other assets	(115,678)	(145,265)	(133,449)
Increase in other liabilities	47,720	49,897	49,181
Cash Provided by Operating Activities	2,555,601	2,533,312	2,538,040
CASH FLOWS FROM FINANCING ACTIVITIES:			
Cash dividends paid	(2,716,469)	(2,716,699)	(2,699,298)
Proceeds from issuance of common stock	178,240	356,841	585,478
Common stock repurchased	(1,414,390)	(127,047)	(502,865)
Cash Used by Financing Activities	(3,952,619)	(2,486,905)	(2,616,685)
INCREASE (DECREASE) IN CASH, net	(1,397,018)	46,407	(78,645)
CASH, beginning of year	1,972,916	1,926,509	2,005,154
CASH, end of year	$ 575,898	$ 1,972,916	$ 1,926,509

Note L - Regulatory Requirements and Restrictions

The primary source of funds for payment of dividends by the Corporation to its shareholders is dividends received from its bank subsidiary. The amount of dividends that a bank subsidiary may pay in any year is subject to certain regulatory restrictions. The amount available for payment of dividends without prior regulatory approval at December 31, 2004, to the Corporation was $6,532,538.

The Corporation and the Bank are subject to federal regulatory risk-adjusted capital adequacy standards. Failure to meet capital adequacy requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that could have a direct material adverse effect on the consolidated financial statements of the Corporation and the Bank. The regulations require the Bank to meet specific capital adequacy guidelines that involve quantitative measures of assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital classification is also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Corporation and the Bank to maintain minimum amounts and ratios of total risk-based capital and Tier I capital to risk-weighted assets (as defined in the regulations), and Tier I capital to adjusted total assets (as defined). Management believes the Corporation and the Bank meet all the capital adequacy requirements to which they are subject to as of December 31, 2004.

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Note L - Regulatory Requirements and Restrictions (continued)

As of December 31, 2004, the most recent notification from regulatory authorities categorized The Corporation and the Bank as "well capitalized" under the regulatory framework for prompt corrective action. To remain categorized as well capitalized, the Corporation will have to maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as disclosed in the table below. There are no conditions or events since the most recent notification that management believes have changed the Corporation's category.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars In thousands)					
As of December 31, 2004						
Total Capital (to risk weighted assets)						
Consolidated	$ 49,157	16.67%	$ 23,590 ≥	8.00%	$ 29,487 ≥	10.00%
First National Bank	48,183	16.37	23,545 ≥	8.00	29,431 ≥	10.00
Tier I Capital (to risk weighted assets)						
Consolidated	45,668	15.49	11,795 ≥	4.00	17,692 ≥	6.00
First National Bank	44,694	15.19	11,772 ≥	4.00	17,658 ≥	6.00
Tier I Capital (to average assets)						
Consolidated	45,668	10.67	17,126 ≥	4.00	21,407 ≥	5.00
First National Bank	44,694	10.45	17,106 ≥	4.00	21,382 ≥	5.00
As of December 31, 2003						
Total Capital (to risk weighted assets)						
Consolidated	$ 47,669	16.71%	$ 22,825 ≥	8.00%	$ 28,531 ≥	10.00%
First National Bank	45,363	15.92	22,793 ≥	8.00	28,492 ≥	10.00
Tier I Capital (to risk weighted assets)						
Consolidated	44,220	15.50	11,412 ≥	4.00	17,119 ≥	6.00
First National Bank	41,914	14.71	11,397 ≥	4.00	17,095 ≥	6.00
Tier I Capital (to average assets)						
Consolidated	44,220	10.57	16,732 ≥	4.00	20,915 ≥	5.00
First National Bank	41,914	10.03	16,717 ≥	4.00	20,896 ≥	5.00

Note M- Stock Option and Stock Purchase Plans

Under the Corporation's stock option and employee stock purchase plans, non-employee directors and bank subsidiary employees may be granted options or rights to purchase shares of the Corporation's common stock.

Shares available for grants of options or rights to purchase at December 31, 2004 include 41,924 shares under the 1994 employee purchase plan and 72,500 shares under the 1997 stock option plan.

The 1997 plan permits the Board of Directors to grant options to key employees. A total of 100,000 shares were reserved under the plan of which 27,500 shares have been granted and 10,000 shares have been exercised. These options expire 10 years from the date of grant.

The 1987 plan currently has 2,500 shares under option.

Note M- Stock Option and Stock Purchase Plans (continued)

The 1994 outside directors' stock option plan permitted the granting of stock options to non-employee directors. A total of 150,000 shares were reserved under this plan. An option to purchase 500 shares was granted annually upon becoming a member of the Board of Directors, of which 250 shares was immediately exercisable and the remaining 250 shares were exercisable upon the first annual meeting of shareholders following the date of grant provided the optionee was still serving as an outside director. In addition, each outside director upon first becoming a board member received an immediately exercisable option to purchase 2,500 shares, less the number of shares of stock previously beneficially owned. These options expired ten years from the date of grant. During the prior year the Board terminated this plan. At the time of termination, 66,160 shares under the plan had not been granted.

The 1994 employee stock purchase plan permits the granting of rights to eligible employees of the Corporation to acquire stock. A total of 150,000 shares were reserved under this plan. The Board has established the following guidelines as to the number of shares employees are allowed to purchase on July 1, each year:

	Number of Shares	
Years of Service	Under 10 Years	Over 10 Years
Vice-Presidents and above	200	250
All other Officers	125	175
Non-officers	75	125

The following is a summary of the stock option and purchase plans activity for 2004, 2003 and 2002:

	Stock Option Plans		Employee Purchase Plan	
	Shares Available for Option	Shares Under Option	Shares Available for Purchase	Shares Purchased
Balance December 31, 2001	146,910	44,174	63,281	-
Granted	(6,000)	6,000	(13,720)	13,720
Exercised	-	(5,138)	-	(13,720)
Forfeited/expired	250	(250)	-	-
Balance December 31, 2002	141,160	44,786	49,561	-
Granted	(10,000)	10,000	(3,519)	3,519
Exercised	-	(11,022)	-	(3,519)
Plan terminated	(66,160)	-	-	-
Balance December 31, 2003	65,000	43,764	46,042	-
Granted	-	-	(4,118)	4,118
Exercised	-	(6,063)	-	(4,118)
Forfeited/expired	7,500	(7,500)	-	-
Balance December 31, 2004	72,500	30,201	41,924	-

The weighted-average fair value of options, calculated using the Black-Scholes option pricing model, granted during 2004, 2003 and 2002 is $0.00 in all years.

Note M - Stock Option and Stock Purchase Plans (continued)

The following table presents the weighted average remaining life and weighted average exercise price at December 31, 2004:

		Outstanding			Exercisable	
	Exercise Price	Number	Weighted Average Exercise Price	Weighted Average Remaining Life	Number	Weighted Average Exercise Price
Employees	$27.60-$49.00	20,000	$ 38.33	5	15,500	$ 35.23
Directors	$25.60-$34.00	10,201	31.08	5	10,201	31.08
Outstanding at December 31, 2004		30,201	$ 35.88	5	25,701	$ 33.58

Note N - Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share:

	2004	2003	2002
Numerator for basic and diluted earnings Per share - income available to common shareholders	$ 5,327,569	$ 5,009,835	$ 4,066,265
Denominator for basic earnings per share- weighted-average basis	1,646,422	1,644,008	1,635,777
Effect of dilutive stock options	8,993	9,935	11,172
Denominator for diluted earnings per share- adjusted weighted-average shares	1,655,415	1,653,943	1,646,949
Basic earnings per share	$ 3.24	$ 3.05	$ 2.49
Diluted earnings per share	$ 3.22	$ 3.03	$ 2.47

Note O - Fair Values of Financial Instruments

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments", requires entities to disclose the estimated fair value of its financial instrument assets and liabilities. Management is concerned that the required disclosures under SFAS No. 107 may lack reasonable comparability between financial institutions due to the wide range of permitted valuation techniques and numerous estimates which must be made given the absence of active secondary markets for many of the financial instruments. This lack of uniform valuation methodologies also introduces a greater degree of subjectivity to these estimated fair values.

The Corporation in estimating its fair value disclosures for financial instruments used the following methods and assumptions:

Cash and cash equivalents: The carrying amounts reported in the balance sheet for cash and short-term instruments approximate those assets' fair values.

Securities: Fair values for securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Note O - Fair Values of Financial Instruments (continued)

Loans: For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. The fair values for other loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

Deposit liabilities: The fair values disclosed for demand deposits (e.g. non-interest checking, savings, and certain types of money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). The carrying amounts for variable-rate, fixed-term money market accounts and certificates of deposits approximate their fair values at the reporting date. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Other borrowed funds: Market quotes are used for Federal Home Loan Bank borrowings.

Commitments to extend credit and standby letters of credit: The value of the unrecognized financial instruments is based on the related fee income associated with the commitments, which is not material to the Corporation's financial statements at December 31, 2004 and 2003.

The estimated fair values of the Corporation's financial instruments on December 31 were (dollars in thousands):

	2004		2003	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:				
Cash and short-term investments	$ 16,993	$ 16,993	$ 11,304	$ 11,304
Securities	136,464	136,464	159,907	159,907
Loans	255,824	255,295	228,303	228,686
Less: allowance for loan losses	(3,489)	-	(3,449)	-
Financial liabilities:				
Deposits	373,401	362,181	362,591	355,173
Other borrowed funds	4,335	4,492	4,640	4,823

Note P - Other Financial Instruments, Commitments and Contingencies

The Corporation's bank subsidiaries are a party to financial instruments with off-balance-sheet-risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, standby letters of credit, and residential mortgage loans sold with certain repurchase requirements. Those instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheet. The contract or notional amounts of those instruments reflect the extent of involvement the bank subsidiary has in those particular financial instruments.

Note P - Other Financial Instruments, Commitments and Contingencies (continued)

The following summarizes the bank subsidiary's involvement in financial instruments with off-balance-sheet risk as of December 31:

	Contract or Notional Amount	
	2004	2003
Commitments to extend credit	$ 41,843,249	$ 32,337,720
Standby letters of credit	1,320,505	1,696,848
Mortgage loans sold with repurchase requirements outstanding	6,433,876	7,749,111

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The bank subsidiary evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained upon extension of credit is based on management's credit evaluation. Collateral held varies but may include certificates of deposits, accounts receivable, inventory, property, plant and equipment, and income-producing commercial properties.

Standby letters of credit are conditional commitments issued by the bank subsidiary to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing, and similar transactions. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

The bank subsidiary may be required to repurchase residential mortgage loans sold if a default occurs with respect to the payment of any of the first four installments of principal and interest after a loan is sold and the default continues for a period of 90 days. These loans are considered in the computation of the allowance for loan losses to cover future defaults.

The Corporation and its subsidiaries are parties to litigation and claims arising in the normal course of business. Management believes that the liabilities, if any, arising from such litigation and claims will not be material to the Corporation's consolidated financial position or results of operations.

Note Q – Quarterly Results of Operations (Unaudited)

Selected quarterly results of operations for the four quarters ended December 31 are as follows:

	Three Months Ended			
	Mar. 31	June 30	Sept. 30	Dec. 31
	(in thousands, except per share amounts)			
2004				
Interest income	$ 5,663	$ 5,754	$ 5,831	$ 5,969
Interest expense	1,598	1,583	1,654	1,754
Net interest income	4,065	4,171	4,177	4,215
Provision for loan losses	53	221	200	190
Other income	1,132	883	831	644
Other expense	3,158	3,034	2,968	2,961
Income before income tax	1,986	1,799	1,840	1,708
Income taxes	592	527	521	365
Net income	1,394	1,272	1,319	1,343
Earnings per common share	$ 0.84	$ 0.77	$ 0.80	$ 0.83
Diluted earnings per common share	0.84	0.77	0.79	0.82
Cash dividends declared per common share	0.41	0.41	0.41	0.42
2003				
Interest income	$ 5,793	$ 6,016	$ 5,820	$ 5,767
Interest expense	1,763	1,698	1,716	1,704
Net interest income	4,030	4,318	4,104	4,063
Provision for loan losses	353	463	470	234
Other income	956	1,025	1,243	942
Other expense	2,926	3,016	2,990	3,014
Income before income tax	1,707	1,864	1,887	1,757
Income taxes	504	638	609	454
Net income	1,203	1,226	1,278	1,303
Earnings per common share	$ 0.73	$ 0.75	$ 0.78	$ 0.79
Diluted earnings per common share	0.73	0.74	0.77	0.79
Cash dividends declared per common share	0.41	0.41	0.41	0.42

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

INTRODUCTION

First Pulaski National Corporation is a one-bank holding company with its only direct subsidiary being First National in Pulaski, Tennessee. During October 2001, the Corporation acquired Belfast Holding Company located in Belfast, Tennessee. In April 2002, the Corporation merged the Bank of Belfast, its wholly owned subsidiary into First National. The Corporation closed its nonbank subsidiary, Heritage Financial of the Tennessee Valley, Inc., which was a consumer finance company in 2001. On November 1, 2002, the bank formed FNBP Holdings, Inc ("FNBP Holdings"), which was a corporation organized and existed under the laws of the state of Nevada. FNBP Holdings only major activity was the ownership of stock in FNBP Investments, Inc ("FNBP Investments"). FNBP Investments was also formed on November 1, 2002 and was organized and existed under the laws of the state of Nevada. The principal activity of FNBP Investments was to manage the investment securities portfolio. Both FNBP Holdings and FNBP Investments ceased operations and were dissolved during the fourth quarter of 2003.

The following analysis reviews important factors affecting the financial condition and results of operations of the Corporation for the periods indicated.

This review should be read in conjunction with the consolidated financial statements and related notes. Prior period amounts have been restated to reflect the acquisition of Belfast Holding Company.

FORWARD-LOOKING STATEMENTS

Certain of the statements in this discussion may constitute forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, (the "Exchange Act"), as amended. The words "expect," "anticipate," "intend," "should," "may," "could," "plan," "believe," "likely," "seek," "estimate" and similar expressions are intended to identify such forward-looking statements, but other statements not based on historical information may also be considered forward-looking. All forward-looking statements are subject to risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Corporation to differ materially from any results expressed or implied by such forward-looking statements. Such factors include, without limitation, (i) increased competition with other financial institutions, (ii) lack of sustained growth in the economy in the Corporation's market area, (iii) rapid fluctuations in interest rates, (iv) significant downturns in the businesses of one or more large customers, (v) risks inherent in originating loans, including prepayment risks, (vi) the fluctuations in collateral values, the rate of loan charge-offs and the level of the provision for losses on loans, (vii) changes in the legislative and regulatory environment and (viii) loss of key personnel. Many of such factors are beyond the Corporation's ability to control or predict, and readers are cautioned not to put undue reliance on such forward-looking statements. In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, the Corporation cautions investors that future financial and operating results may differ materially from those projected in forward-looking statements made by, or on behalf of, the Corporation. The Corporation disclaims any obligation to update or revise any forward-looking statements contained in this discussion, whether as a result of new information, future events or otherwise.

OVERVIEW

Management looks at several key performance indicators in evaluating the results of operations of the Corporation and the Bank. One key item is the volume and quality of loans. The Bank experienced strong loan demand in 2004, especially in the latter half of the year, leading to an increase in loans in excess of $27.5 million from December 31, 2003 to December 31, 2004. Nonaccrual loans decreased almost $1.9 million from the end of year 2003 to the end of 2004, indicating improving loan quality. However, other real estate owned remained at historically high levels although the balance decreased by over $1.1 million from year-end 2003 to year-end 2004. Other real estate owned includes a large piece of commercial real estate that was obtained through foreclosure in 2003. Management anticipates that other real estate owned will continue at higher than normal historic levels until this property is sold. Another key item is the growth of deposits, which grew over $10.8 million in 2004. Most of the growth in deposit was in interest-bearing balances. There was a move in deposits away from savings/money market balances in 2004 as interest rates began to increase and toward time deposits. Balances in savings/money market accounts decreased over $18.5 million while time deposit balances increased $28.3 million from year-end 2003 to year-end 2004. Management anticipates this trend continuing into 2005 as short-term interest rates are expected to continue rising and more customers likely will lock in the higher rates on time deposits.

Net income increased by over $315,000 to $5.32 million in 2004 as compared to 2003, while the net interest margin fell to 4.44% in 2004 from 4.60% in 2003. Aggressive competition in deposit pricing was the primary contributor to the decrease in the net interest margin in 2004. Management anticipates that this aggressive competition will continue into 2005 and that the Corporation's net interest margin may continue to experience compression in the rising rate environment. Management monitors the Corporation's net interest margin closely and strives to maintain the Corporation's net interest margin at acceptable levels. Mortgage banking fees decreased over $313,000 in 2004 as compared to 2003 as mortgage refinancing activity peaked in 2003. Management anticipates that the mortgage banking fees in 2005 will remain near 2004 levels and will not return to 2003 levels in the foreseeable future. Also, the provision for loan losses decreased almost $856,000 in 2004 as compared to 2003 as the overall condition of the Bank's loan portfolio improved.

CRITICAL ACCOUNTING POLICIES

The accounting principles we follow and our methods of applying these principles conform to accounting principles generally accepted in the United States and with general practices within the banking industry. In connection with the application of those principles to the determination of our allowance for loan losses, we have made judgements and estimates which have significantly impacted our financial position and results of operations.

The allowance for loan losses is maintained at a level that is considered to be adequate to reflect estimated credit losses for specifically identified loans as well as estimated probable credit losses inherent in the remainder of the loan portfolio at the balance sheet date. The allowance is increased by the provision for loan losses, which is charged against current period operating results and decreased by the amount of charge-offs, net of recoveries. A formal review of the allowance for loan losses is prepared quarterly to assess the risk in the portfolio and to determine the adequacy of the allowance for loan losses. Our methodology of assessing the appropriateness of the allowance consists of several elements, which include the formula allowance, as well as specific allowances.

The formula allowance is calculated by applying loss factors to outstanding loans and certain unused commitments. For purposes of the quarterly review, the loan portfolio is separated by loan type, and each type is treated as a homogeneous pool. Each loan is assigned a risk rating by loan officers using established credit policy guidelines. These risk ratings are periodically reviewed and all risk ratings are subject to review by an independent Credit Review Department. Each risk rating is assigned an allocation percentage which, when multiplied times the dollar value of loans in that risk category, results in the amount of the allowance for loan losses allocated to these loans. Allocation percentages are based on our historical loss experience and may be adjusted for significant factors that, in management's judgement, affect the collectibility of the portfolio as of the evaluation date.

Specific allowances are established in cases where management has identified significant conditions or circumstances related to a credit that management believes indicates the probability that a loss has been incurred in excess of the amount determined by the application of the above formula. Every substandard or worse loan in excess of $25,000 and all loans criticized as "Special Mention" over $100,000 are reviewed quarterly by the Executive and Loan Committee of the Bank's Board of Directors to review the level of loan losses required to be specifically allocated.

For a more detailed description of other accounting policies the Corporation considers significant in the determination of its results of operations, statement of condition and cash flows, see Note A, Summary of Significant Accounting Policies, in the Notes to Consolidated Financial Statements.

RESULTS OF OPERATIONS

OVERVIEW

Net income for 2004 was approximately $5.33 million or $3.22 per diluted share, compared with approximately $5.01 million or $3.03 per diluted share in 2003 and approximately $4.07 million or $2.47 per diluted share in 2002. Return on average assets was 1.25% in 2004, 1.25% in 2003 and 1.10% in 2002. The return on average equity was 11.7%, 11.7% and 9.9% for 2004, 2003 and 2002, respectively. Increased depreciation expenses in 2002 related to major data and computer systems upgrades by the Bank in 2001 negatively impacted earnings in 2002. Also, the downturn in the economy generally and the Bank's target market adversely affected a particular large credit, causing a significant increase in the provision for loan losses in 2002.

NET INTEREST INCOME

Net interest income is the difference between interest and fees earned on loans, securities and other interest-earning assets (interest income) and interest paid on deposits and borrowed funds (interest expense). In 2004, net interest income increased by 0.7% to $16,628,168 from $16,512,255 in 2003, following an increase of 5.2% in 2003 from $15,702,064 in 2002. Total assets of the Corporation increased approximately $8.5 million from December 31, 2003 to December 31, 2004. Loans net of unearned income increased approximately $27.5 million from December 31, 2003 to December 31, 2004 with a substantial amount of this increase occurring in the second half of 2004. Deposits increased approximately $10.8 million over the same period, resulting in an approximate $23.4 million decrease in investments as the Corporation funded its loan growth with maturing investment securities and by liquidating certain investment securities. Total assets of the Corporation increased approximately $36.8 million from December 31, 2002 to December 31, 2003. Deposits increased approximately $31.3 million, while loans decreased approximately $5.0 million from December 31, 2002 to December 31, 2003. Although loans decreased in 2003 from 2002 levels, the Corporation allocated the increase in deposits primarily to tax-exempt investment securities, which helped the Corporation to earn interest on such amounts, albeit at a rate lower than had the funds been used to fund higher earning loans, leading to the increase in net interest income in 2003 as compared to 2002.

Net interest income on a fully taxable equivalent basis increased $414,000 from 2003 to 2004. This increase resulted from a $1,150,000 increase due to increased volumes offset by a $736,000 decrease due to changes in interest rates. The increase in net interest income of $1,036,000 in 2003, on a taxable equivalent basis, as compared to 2002, resulted from an increase of $1,274,000 due to increased volumes, particularly in tax-exempt investment securities, offset by a decrease of $238,000 due to interest changes in interest rates.

Net interest income is a function of the average balances of interest-earning assets and interest-bearing liabilities and the yields earned and rates paid on those balances. Management strives to maintain an acceptable spread between the yields earned on interest-earning assets and rates paid on interest-bearing liabilities to maintain an adequate net interest margin.

The following tables summarize the changes in interest earned and interest paid for the given time periods and indicate the factors affecting these changes. The first table presents, by major categories of assets and liabilities, the average balances, the components of the taxable equivalent net interest earnings/spread, and the yield or rate for the years 2004, 2003 and 2002.

DISTRIBUTION OF ASSETS, LIABILITIES AND STOCKHOLDERS' EQUITY: INTEREST RATES AND INTEREST DIFFERENTIAL

	December 31,								
	2004			2003			2002		
	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate
				(in thousands of dollars)					
ASSETS									
Interest-Earning Assets:									
Loans and lease financing	$238,903	$17,554	7.35%	$232,034	$17,921	7.72%	$221,996	$18,768	8.45%
Taxable investment securities	81,056	3,204	3.95%	88,889	3,855	4.34%	86,694	4,776	5.51%
Non-taxable investment securities	69,041	3,321	4.81%	41,354	2,164	5.23%	24,595	1,405	5.71%
Federal funds sold	7,168	89	1.24%	10,480	109	1.04%	8,707	147	1.69%
Time deposits in other banks	202	5	2.48%	108	3	2.78%	0	0	0.00%
Total Interest-Earning Assets	396,370	24,173	6.10%	372,865	24,052	6.45%	341,992	25,096	7.34%
Non-interest Earning Assets:									
Cash and due from banks	10,825			11,000			12,192		
Premises and equipment, net	9,842			10,302			10,839		
Other Assets	13,720			14,755			11,270		
Less allowance for loan losses	(3,373)			(3,384)			(3,114)		
Total Non-Interest-Earning Assets	31,014			32,673			31,187		
TOTAL	**$427,384**			**$405,538**			**$373,179**		
LIABILITIES AND SHAREHOLDERS' EQUITY									
Interest-Bearing Liabilities:									
Demand deposits	$33,489	324	0.97%	$27,845	269	0.97%	$25,350	$368	1.45%
Savings deposits	102,601	1,327	1.29%	108,192	1,577	1.46%	81,544	1,905	2.34%
Time deposits	189,947	4,697	2.47%	174,691	4,839	2.77%	175,930	6,551	3.72%
Other borrowed money	4,766	241	5.06%	3,643	197	5.41%	2,414	138	5.72%
Total Interest-Bearing Liabilities	330,803	6,589	1.99%	314,371	6,882	2.19%	285,238	8,962	3.14%
Non-Interest-Bearing Liabilities:									
Demand deposits	47,406			43,864			41,612		
Other liabilities	2,980			2,148			3,445		
Total Non-Interest Bearing Liabilities	50,386			46,012			45,057		
Shareholders' Equity	46,195			45,155			42,884		
TOTAL	**$427,384**			**$405,538**			**$373,179**		
Net interest earnings/spread, on a taxable equivalent basis		**17,584**	**4.44%**		**17,170**	**4.60%**		**16,134**	**4.72%**
Taxable equivalent adjustments:									
Loans		47			73			83	
Investment securities		909			585			349	
Total taxable equivalent adjustment		956			658			432	
Net interest earnings		**$16,628**			**$16,512**			**$15,702**	

Note: The taxable equivalent adjustment has been computed based on a 34% federal income tax rate and has given effect to the disallowance of interest expense, for federal income tax purposes, related to certain tax-free assets. Loans include nonaccrual loans for all years presented. Interest on loans includes loan fees. Loan fees included above amounted to $1,048,243 for 2004, $959,652 for 2003 and $1,160,456 for 2002.

The following table shows the change from year to year for each component of the taxable equivalent net interest margin separated into the amount generated by volume changes and the amount generated by changes in the yields earned or rates paid.

	2004 Compared to 2003 Increase (Decrease) Due to			2003 Compared to 2002 Increase (Decrease) Due to		
	Volume	Rate	Net	Volume	Rate	Net
	(in thousands of dollars)			(in thousands of dollars)		
Interest Earned on:						
Loans and lease financing	$531	($898)	($367)	$849	($1,696)	($847)
Taxable investment securities	(340)	(311)	(651)	121	(1,042)	(921)
Non-taxable investment securities	1,449	(292)	1,157	957	(198)	759
Federal funds sold	(34)	14	(20)	30	(68)	(38)
Time deposits	2	0	2	0	3	3
Total Interest-Earning Assets	$1,608	($1,487)	$121	$1,957	($3,001)	($1,044)
Interest Paid On:						
Demand deposits	$55	$0	$55	$36	($135)	($99)
Savings deposits	($81)	($169)	($250)	623	(951)	(328)
Time deposits	$423	($565)	($142)	(46)	(1,666)	(1,712)
Other borrowed money	$61	($17)	$44	70	(11)	59
Total Interest-Bearing Liabilities	$458	($751)	($293)	$683	($2,763)	($2,080)
Net Interest Earnings, on a taxable equivalent basis	$1,150	($736)	$414	$1,274	($238)	$1,036
Less: taxable equivalent adjustment			298			226
Net Interest Earnings			$116			$810

The change in interest due to volume has been determined by applying the rate from the earlier year to the change in average balances outstanding from one year to the next. The change in interest due to rate has been determined by applying the change in rate from one year to the next to the average balances outstanding in the later year. The computation of the taxable equivalent adjustment has given effect to the disallowance of interest expense, for federal income tax purposes, related to certain tax-free assets.

NON-INTEREST INCOME

Non-interest income totaled $3,490,449 in 2004, a decrease of $678,753, or 16.3% from 2003. The decrease is primarily attributable to a $313,005 decrease in mortgage banking fees as well as a loss on the sale of other assets of $199,905 in 2004 as compared to a gain on the sale of other assets of $148,746 in 2003, resulting in a decrease in the gain on the sale of other assets of $348,651 in 2004 as compared to 2003. Almost all of the loss on the sale of other assets in 2004 was attributable to losses or write-downs on other real estate owned that was acquired through foreclosure. The decrease in mortgage banking fees in 2004 was primarily a result of fewer mortgage refinancings as mortgage interest rates halted their decline in 2004. Also, security gains decreased $39,259, or 17.2%, in 2004 as compared to 2003.

Non-interest income equaled $4,169,202 in 2003, an increase of $557,871, or 15.4% from 2002. The increase is attributable primarily to an increase of $297,464 in mortgage banking fees, a $200,694 gain on sale of other assets and an $52,183 increase in other service charges. The increase in mortgage banking fees was primarily related to increased mortgage refinancing activity in 2003 due to the historically low mortgage interest rate level that was present throughout much of 2003. However, these increases were partially offset by a $32,462 decrease in gains on the sale of investment securities.

NON-INTEREST EXPENSE

Non-interest expense in 2004 was $12,121,246, up $175,313, or 1.5% from 2003. This increase is primarily attributable to a $173,901, or 2.6% increase in salaries and employee benefits and a $69,309, or 12.9% increase in advertising and public relations expense in 2004 as compared to 2003. The increase in salaries and employee benefits was largely due to increased personnel expenses per employee and the increase in advertising and public relations expense was primarily due to a new advertising campaign the Bank began in 2004. These increases were offset by a decrease of $96,214, or 3.7%, in other operating expenses in 2004 as compared to 2003.

Non-interest expense in 2003 was $11,945,933, up $186,906, or 1.6 % from 2002. This increase is attributable primarily to a $352,361, or 5.5% increase in salaries and employee benefits. The increase in salaries and employee benefits was primarily due to increased personnel expenses per employee. The increase in personnel expenses was offset by a $207,315, or 19.2% decrease in furniture and fixtures expense. The large decrease in furniture and fixtures expense was mainly due to decreased depreciation expenses related to major data and computer upgrades in 2001.

LOAN LOSS PROVISION

The provision for loan losses is the charge to earnings which management feels is necessary to maintain the allowance for loan losses at a level considered adequate to absorb potential future losses on existing loans and to provide for uncertainties in the economy. The adequacy of the allowance for loan losses is determined by a continuous evaluation of the loan portfolio. The Bank utilizes an independent loan review function which considers loans on their own merits based on factors which include past loan experience, collateral value, off-balance sheet credit risk, and possible effects of prevailing economic conditions. Findings are presented regularly to management, where other factors such as actual loan loss experience relative to the size and characteristics of the loan portfolio, deterioration in concentrations of credit, trends in portfolio volumes, delinquencies and non-performing loans and, when applicable, reports of the regulatory agencies are considered. Management performs calculations for the minimum allowance level needed and a final evaluation is made. Note A to the Notes to Consolidated Financial Statements provides a detailed description of the Corporation's loan loss methodology.

The provision for loan losses was $664,320 in 2004 compared to $1,520,318 in 2003 and $1,614,345 in 2002. The decrease in provision for loan losses in 2004 was primarily a result of an improvement in the overall condition of the Bank's loan portfolio. Although general economic conditions in the Bank's local markets still appear weak, they seemed to have stabilized somewhat in 2004. The higher level of the provision for loan losses in 2003 was primarily due to an increase in non-performing loans as a result of the general economic downturn in the local markets in which the Bank competes. The Bank had experienced an increase in "substandard" and nonperforming loans, primarily in commercial real estate loans, throughout 2003 and 2002. In 2002, a large customer of the Bank experienced financial difficulty, resulting in additional provisions for loan losses in the fourth quarter of 2002. This additional provision in the fourth quarter of 2002 resulted primarily from a construction and land development loan. Note C to the Notes to Consolidated Financial Statements provides a detailed analysis of components of Loans and Allowance for Loan Losses and is incorporated herein by reference.

INCOME TAXES

Income tax expense includes federal and state taxes on earnings. Income taxes were $2,005,482, $2,205,371, and $1,873,758 in 2004, 2003 and 2002, respectively. The effective tax rates were 27.3%, 30.6%, and 31.5% respectively. The decrease in the effective tax rates in 2004 and 2003 were primarily due to increased holdings in nontaxable securities in 2004 and 2003. The average non-taxable investment securities held by the Corporation in 2004 was $69.0 million as compared to $41.4 million in 2003 and $24.6 million in 2002. Note H to the Consolidated Financial Statements provides a detailed analysis of the components of income tax expense.

The Corporation had net deferred tax assets of $714,316 at December 31, 2004, as compared to a net deferred tax liability of $221,314 at December 31, 2003. The deferred tax asset resulting from the allowance for loan losses was the primary deferred tax asset in both periods. The deferred tax asset was offset in both periods primarily by the FASB Statement 115 equity adjustment. Note H to the Consolidated Financial Statements provides a detailed analysis of the components of income tax expense.

FINANCIAL CONDITION

LOANS

Management's focus is to promote loan growth in the Corporation's target market, emphasizing the expansion of business in the Corporation's trade area. Efforts are taken to maintain a fairly diversified portfolio without significant concentration of risk. Overall loans increased $27,520,153 from December 31, 2003 to December 31, 2004. The increase in loans was primarily due to a $14.6 million increase in commercial real estate loans as well as a $14.3 million increase in residential real estate loans at year-end 2004 as compared to year-end 2003. However, these increases were offset by a decrease of $2.0 million in commercial and industrial loans as of December 31, 2004 as compared to December 31, 2003.

Over the last three years, average total loans and leases increased by $6.9 million or 3.0% in 2004, by $10.0 million or 4.5% in 2003, by $23.6 million or 11.9% in 2002 in each case over the prior year. The growth in deposits was the primary funding source for this continuing increase in loan demand; however, in the latter half of 2004, investment maturities and sales were also a significant funding source for the increase in loans.

LOAN QUALITY

Credit risk represents the maximum accounting loss that would be recognized at the reporting date if counterparties failed completely to perform as contracted and any collateral or security proved to be of no value. Concentrations of credit risk or types of collateral arising from financial instruments exist in relation to certain groups of customers. A group concentration arises when a number of counterparties have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. The registrant does not have a significant concentration to any individual customer or counterparty. The major concentrations of credit risk for the registrant arise by collateral type in relation to loans and credit commitments. The only significant concentration that exists is in loans secured by real estate and agricultural related loans. Among the loans secured by real estate, the registrant has a concentration of loans to lessors of residential buildings and dwellings, loans to lessors of non-residential buildings, and loans secured by hotel and motel properties. Although the registrant has a loan portfolio diversified by type of risk, the ability of its customers to honor their contracts is to some extent dependent upon their regional economic condition. A geographic concentration arises because the registrant makes commercial, real estate and consumer loans primarily to customers in Giles, Marshall and Lincoln Counties, Tennessee. In order to mitigate the impact of credit risk, management strives to identify loans experiencing difficulty early enough to correct the problems and to maintain an allowance for loan losses at a level management believes is sufficient to cover inherent losses in the loan portfolio.

The amounts of loans and leases outstanding, including unearned income, at the indicated dates are shown in the following table according to type of loan.

LOAN PORTFOLIO

	December 31, 2004	2003	2002	2001	2000
	(in thousands of dollars)				
Construction and land	$ 7,211	$ 7,859	$ 10,901	$ 8,879	$ 4,256
Commercial and Industrial	19,814	21,803	20,999	19,169	22,254
Agricultural	7,298	7,014	7,871	8,233	7,435
Real estate - farmland	21,845	19,463	24,019	23,474	23,028
Real estate - residential	74,913	60,619	59,479	52,311	51,504
Real estate - nonresidential,	98,862	84,236	78,784	60,773	47,285
Installment - individuals	23,228	24,077	26,845	31,040	35,001
Other loans(1)	2,935	3,473	4,660	5,482	7,539
	$ 256,106	**$ 228,544**	**$ 233,558**	**$ 209,361**	**$ 198,302**

(1) Includes student loans, non-taxable loans, overdrafts, and all other loans not included in any of the designated categories.

The following table presents the maturity distribution of selected loan categories at December 31, 2004 (excluding residential mortgage, home equity, installment-individual loans, and lease financing).

	Due in one year or less	Due after one year but before five years	Due after five years	Total
	(in thousands of dollars)			
Construction and land development	$ 5,581	$ 1,278	$ 352	$ 7,211
Commercial and industrial	12,708	5,158	1,948	19,814
Agricultural	6,134	1,069	95	7,298
Real estate-farmland	13,128	7,721	996	21,845
Real estate-nonresidential, nonfarm	24,044	46,549	28,269	98,862
Total selected loans	**$ 61,595**	**$ 61,775**	**$ 31,660**	**$ 155,030**

The table below summarizes the percentages of the loans selected for use in the preceding table falling into each of the indicated maturity ranges, and the sensitivity of such loans to interest rate changes for those with maturities greater than one year, all as of December 31, 2004.

	Due in one year or less	Due after one year but before five years	Due after five years	Total
Percent of total selected loans	39.73%	39.85%	20.42%	100.00%
Cumulative percent of total	39.73%	79.58%	100.00%	
Sensitivity of loans to changes in interest rates-loans due after one year				
Fixed rate loans		$ 53,291	$ 5,419	$ 58,710
Variable rate loans		8,484	26,241	34,725
Total		$ 61,775	$ 31,660	$ 93,435

SUMMARY OF LOAN LOSS EXPERIENCE

The following table summarizes loan and lease balances at the end of each period and daily averages, changes in the allowance for possible losses arising from loans charged off and recoveries on loans previously charged off, and additions to the allowance which have been charged to expense.

	For year ended December 31, 2004	2003	2002	2001	2000
		(in thousands of dollars)			
Amount of net loans and lease financing outstanding at end of period	**$ 255,824**	**$ 228,303**	**$ 233,255**	**$ 208,917**	**$ 197,348**
Daily average amount of loans and leases	**$ 238,903**	**$ 232,034**	**$ 221,996**	**$ 198,347**	**$ 192,215**
Balance of allowance for possible loan losses at beginning of period	$ 3,449	$ 3,810	$ 3,088	$ 2,884	$ 3,103
Less charge-offs:					
Construction and land development	-	731	11	-	-
Commercial and industrial	155	433	335	156	283
Agricultural	8	286	85	61	121
Real estate-farmland	19	35	2	-	47
Real estate-residential	50	45	117	81	10
Real estate-nonresidential, nonfarm	393	181	60	-	5
Installment-Individiuals	372	511	612	858	533
Other loans	-	14	-	-	-
	997	2,236	1,222	1,156	999
Add recoveries:					
Construction and land development	-	13	11	-	-
Commercial and Industrial	88	63	47	67	75
Agricultural	21	14	13	26	9
Real estate-farmland	22	-	2	-	-
Real estate-residential	22	4	4	1	2
Real estate-nonresidential, nonfarm	33	1	8	-	-
Installment-Individiuals	186	259	245	219	232
Other loans	1	1	-	-	-
	373	355	330	313	318
Net loans charged off	624	1,881	892	843 #	681
Provision charged to expense	664	1,520	1,614	1,047	462
Balance at end of period	**$ 3,489**	**$ 3,449**	**$ 3,810**	**$ 3,088**	**$ 2,884**
Net charge-offs as percent of average loans outstanding:	0.26%	0.81%	0.40%	0.43%	0.35%
Net charge-offs as percent of:					
Provision for loan losses	94.0%	123.8%	55.3%	80.5%	147.4%
Allowance for loan losses	17.9%	54.5%	23.4%	27.3%	23.6%
Allowance at end of period to loans, net of unearned income	1.36%	1.51%	1.63%	1.48%	1.46%

Net loans charged-off decreased to $623,506 in 2004 from $1,881,267 in 2003 after an increase from $892,306 in 2002. The stabilization of local economic conditions contributed to the decrease in net charge-offs in 2004 and following a slowing economy in the Corporation's market area in 2003. Net loan losses in 2004 consisted of net losses on real estate loans of $384,537, net losses on loans to individuals of $185,367 net losses on commercial and industrial loans of $67,287 and net recoveries on agricultural loans of $13,685. This compares to net loan losses for 2003 that consisted of net losses on real estate loans of $974,446, net losses on loans to individuals of $264,639, net losses on commercial and industrial loans of $370,489 and net losses on agricultural loans of $271,693. The allowance for loan and lease losses at the end of 2004 was $3.49 million, or 1.36% of outstanding loans and leases, as compared to $3.45 million or 1.51% of outstanding loans and leases and $3.81 million or 1.63% of outstanding loans and leases in 2003 and 2002, respectively. Net loans charged-off amounted to 0.26% of average total loans outstanding in 2004, 0.81% in 2003 and 0.40% in 2002. Reference is made to Note C to the Consolidated Financial Statements for further detail regarding charge-offs and recoveries by category.

The allowance for loan losses was 6.83 times the balance of nonaccrual loans at the end of 2004, 1.43 in 2003 and 0.53 in 2002. Nonaccrual loans decreased $1.90 million to $511,098 from December 31, 2003 to December 31, 2004. The decrease in nonaccrual loans during 2004 resulted primarily from a decrease in commercial real estate loans that were classified as nonaccrual. This change from nonaccrual status resulted from pay-offs of some loans and the foreclosure on the real estate securing others that led to the loan balance being transferred to other real estate owned. Nonaccrual loans decreased $4.83 million from December 31, 2002 to December 31, 2003. The large nonaccrual loan balance in 2002 was principally related to two credit lines of the Bank. The largest line placed on non-accrual status was a large United States Department of Agriculture ("USDA") guaranteed loan that was placed on nonaccrual status in the second quarter of 2002. Eighty percent of the principal and accrued interest of the loan was guaranteed by the United States Department of Agriculture. During the second quarter of 2003, the bank foreclosed on the underlying collateral and received a payment from the USDA for eighty percent of the estimated shortfall between the remaining principal balance and the estimated net realizable value of the underlying collateral. This foreclosure led to the large increase in other real estate owned at December 31, 2003 as compared to December 31, 2002. Management had estimated the credit exposure on the remaining loan balance at June 30, 2003 and each subsequent quarter and included the exposure in its allowance for loan losses calculation quarterly. The remaining loan balance was charged off in the first quarter of 2004. The second large line placed on nonaccrual status consists primarily of commercial real estate and land development loans. This line was placed on nonaccrual status during the fourth quarter of 2002 and resulted in much of the charged-off real estate loans in 2003. The provision for loan losses exceeded the net loan charge-offs by $40,814 in 2004. Net charged-off loans exceeded the provision for loan losses by $360,949 in 2003. The provision for loan losses exceeded net loan charge-offs by $722,039 in 2002. Management believes that the allowance for possible loan losses as of December 31, 2004 is adequate.

The following table sets out respectively the allocation of the Allowance for Loan Losses and the percentage of loans by category to total loans outstanding at the end of each of the years indicated.

	2004	2003	2002	2001	2000
		(amounts in thousands of dollars)			
Allowance applicable to:					
Construction and land development	$ 177	$ 111	$ 559	$ 16	$ 4
Commercial loans	456	454	581	669	607
Agriculture loans	188	177	88	142	46
Real estate-farmland	203	160	109	195	110
Real estate-residential	804	613	470	425	139
Real estate-nonresidential nonfarm	1,080	1,229	766	281	312
Individual loans	558	699	1,221	1,342	1,666
Other loans	23	6	16	18	0
	$ 3,489	$ 3,449	$ 3,810	$ 3,088	$ 2,884
Percentages of loans by category to total loans:					
Construction and land development	2.81%	3.44%	4.67%	4.24%	2.15%
Commercial loans	7.74%	9.54%	8.99%	9.15%	11.22%
Agriculture loans	2.85%	3.07%	3.37%	3.93%	3.75%
Real estate-farmland	8.53%	8.52%	10.28%	11.21%	11.61%
Real estate-residential	29.25%	26.52%	25.47%	24.99%	25.97%
Real estate-nonresidential nonfarm	38.60%	36.86%	33.73%	29.03%	23.85%
Individual loans	9.07%	10.53%	11.49%	14.83%	17.65%
Other loans	1.15%	1.52%	2.00%	2.62%	3.80%
	100.00%	100.00%	100.00%	100.00%	100.00%

NON-PERFORMING ASSETS

Non-performing assets include nonaccrual loans, loans restructured because of a debtor's financial difficulties, other real estate owned, and loans past due ninety days or more as to interest or principal payment.

Nonaccrual loans are those loans for which management has discontinued accrual of interest because there exists significant uncertainty as to the full and timely collection of either principal or interest or such loans have become contractually past due 90 days with respect to principal or interest, unless such loans are well secured and in the process of collection.

From December 31, 2003 to December 31, 2004, nonaccruing loans decreased by 78.8% to $0.5 million following a decrease of 66.7% at year-end 2003 as compared to year-end 2002. The decreases in 2004 and 2003 were primarily a result of the items discussed previously under the section titled "Summary of Loan Loss Experience." There were approximately $59,000 in restructured loans that were in compliance with the modified terms at year-end 2004. There were approximately $62,000 in loans restructured and in compliance with the modified terms at year-end 2003. Other real estate owned, consisting of properties acquired through foreclosures or deeds in lieu thereof, totaled $3,198,000 at December 31, 2004, for a decrease of 26.1% from $4,329,000 at December 31, 2003. The decrease in other real estate owned during 2004 was primarily the result of the sale of several properties held by the Bank during the year. The large balance in other real estate owned in 2004 and 2003 was primarily related to the foreclosure on certain real estate involving the USDA guaranteed loan discussed previously. Management anticipates that other real estate owned will continue at higher than historical levels until this property is sold.

Loans past due ninety days or more and accruing interest totaled $305,066 as of December 31, 2004, for an increase of $57,092, or 23.0% as compared to the same period of 2003. Loans past due ninety days or more totaled $247,974 as of December 31, 2003, for a decrease of 37.2% over the same period of 2002. All major credit lines and troubled loans are reviewed regularly by a committee of the Board of Directors. Management believes that the Bank's non-performing loans have been accounted for in the methodology for calculating the allowance for loan and lease losses.

The following table summarizes the company's non-performing assets, loans past due ninety days or more and restructured loans.

	December 31,				
	2004	2003	2002	2001	2000
	(in thousands of dollars)				
Nonaccrual loans	$ 511	$ 2,410	$ 7,237	$ 2,166	$ 1,116
Troubled debt restructurings	59	62	464	0	0
Other real estate owned	3,198	4,329	1,129	296	263
Loans past due ninety days or more as to interest or principal payment	305	248	395	402	378

The amount of interest income actually recognized on the nonaccrual loans above during 2004, 2003 and 2002, was $10,492, $96,324, and $227,489 respectively. The additional amount of interest income that would have been recorded during 2004, 2003 and 2002, if the above amounts had been current in accordance with their original terms was $41,586, $219,738, and $280,896, respectively.

Loans that are classified as "substandard" or worse by the Bank represent loans to which management questions the borrowers' ability to comply with the present loan repayment terms. As of December 31, 2004, there were approximately $8,990,000 in loans that were classified as "substandard" or worse and accruing interest. This compares to approximately $11,144,000 in loans that were classified as "substandard" or worse and accruing interest as of December 31, 2003. As of December 31, 2004, management was not aware of any specifically identified loans, other than those included in the categories discussed above that represent significant potential problems or that management has serious doubts as to the borrower's ability to comply with the present repayment terms. The Corporation believes that it and the Bank maintain adequate audit standards, exercise appropriate internal controls and conduct regular and thorough loan reviews. However, the risk inherent in the lending business results in periodic charge-offs of loans. The Corporation maintains an allowance for loan losses that it believes to be adequate to absorb reasonably foreseeable losses in the loan portfolio. Management evaluates, on a quarterly basis, the risk in the portfolio to determine an adequate allowance for loan losses. The evaluation includes analyses of historical performance, the level of nonperforming and rated loans, specific analyses of problem loans, loan activity since the previous quarter, loan review reports, consideration of current economic conditions and other pertinent information. The evaluation is reviewed by the Audit Committee of the Board of Directors of the Bank. Also, as a matter of policy, internal classifications of loans are performed on a routine and continuing basis. The section of this report entitled – "Critical Accounting Policies" as well as Note A of the Notes to Consolidated Financial Statements contains more information pertaining to the Corporation's allowance for loan and lease losses.

SECURITIES

The securities portfolio consists primarily of U.S. Treasury obligations, U.S. government agency securities, marketable bonds of states, counties and municipalities, and highly rated corporate bonds. Management uses investment securities to assist in maintaining proper interest rate sensitivity in the balance sheet, to provide securities to pledge as collateral for certain public funds and to provide an alternative investment for available funds.

The following table sets forth the carrying amount of securities at the dates indicated:

	December 31, 2004	December 31, 2003	December 31, 2002
	(in thousands of dollars)		
Available-for-sale			
U.S. Treasury securities	$ 98	$ 100	$ 101
U.S Government Agencies	55,273	68,028	52,442
Obligations of states and political subdivisions	66,899	65,662	28,810
Other debt securities	14,194	25,797	31,073
Other securities	1,810	2,066	3,419
Total securities	**$ 138,274**	**$ 161,653**	**$ 115,845**

Note: Other securities in the above table includes stock of government agencies, stock of corporations, and mutual funds. The Corporation does not have any securities classified as held-to-maturity.

The following table sets forth the maturities of securities at December 31, 2004 and the average yields of such securities (calculated on the basis of the amortized cost and effective yields).

	U.S. Treasuries and Government Agencies	State and Political Subdivisions	Other Securities	Total
		(in thousands of dollars)		
Available-for-sale				
Within one year:				
Amount	$4,680	$3,118	$5,503	$13,301
Yield	5.75%	5.67%	6.80%	6.17%
After one but within five years:				
Amount	$48,829	$16,091	$8,012	$72,932
Yield	3.01%	5.42%	5.00%	3.76%
After five but within ten years:				
Amount	$1,698	$43,229	$520	$45,447
Yield	3.85%	4.85%	6.35%	4.83%
After ten years:				
Amount	$535	$3,804	$0	$4,339
Yield	3.47%	5.45%	0.00%	5.21%

The above table shows yields on the tax-exempt obligations to be computed on a taxable equivalent basis. The maturity date used in the above table for amortizing securities (e.g. mortgage-backed securities) is the average maturity date.

Total average securities increased by $19.9 million or 15.2% to $150.1 million during 2004 as compared to $130.2 million for 2003. Average non-taxable investment securities increased by $27.7 million or 67.0% while average taxable investment securities decreased by $7.8 million or 8.8% to account for the overall increase in average investments. The total securities portfolio decreased $23.4 million or 14.7% to $136.5 million at the end of 2004 as compared to $159.9 million at the end of 2003. The large decrease in the total securities portfolio in 2004 resulted primarily from the higher loan growth than deposit growth experienced in 2004 as maturing investments and sales of investments were used to fund loan growth.

DEPOSITS

The Corporation's primary source of funds is customer deposits, including large certificates of deposits. Aggregate average deposits increased by $18.9 million or 5.3% to $373.4 million in 2004 by $30.2 million or 9.3% to $354.6 million in 2003, and by $24.3 million or 8.1% to $324.4 million in 2002. Most of the deposit growth experienced by the Corporation in 2004 was in accounts that are interest sensitive, especially time deposits. Average time deposits increased $15.3 million in 2004 as compared to 2003. In 2003 and 2002, most of the growth in deposits was in savings deposits. Average savings deposits increased $26.6 million in 2003 and $45.3 million in 2002.

The average amount of deposits for the periods indicated is summarized in the following table:

	For year ended December 31,					
	2004		2003		2002	
	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate
	(in thousands of dollars, except percents)					
Noninterest bearing demand deposits......	$ 47,406	0.00%	$ 43,864	0.00%	$ 41,612	0.00%
Interest bearing demand deposits......	33,489	0.97%	27,845	0.97%	25,350	1.45%
Savings deposits........	102,601	1.29%	108,192	1.46%	81,544	2.34%
Time deposits of $100,000 or more......	95,843	2.62%	77,566	3.03%	70,573	3.90%
Other time deposits.....	94,104	2.35%	97,125	2.56%	105,357	3.64%
Total interest bearing deposits................	326,037	1.95%	310,728	2.15%	282,824	3.13%
Total deposits	**$ 373,443**		**$ 354,592**		**$ 324,436**	

Remaining maturities of time certificates of deposits of $100,000 or more outstanding at December 31, 2004, are summarized as follows (in thousands of dollars):

3 months or less	$ 42,318
Over 3 months through 6 months	16,944
Over 6 months through 12 months	9,913
Over 1 year	36,226
Total	$ 105,401

Other funds were invested in other earning assets such as federal funds at minimum levels necessary for operating needs and to maintain adequate liquidity. A significant amount of the Corporation's deposits are time deposits greater than $100,000. A significant percentage of these time deposits mature within one year. If the Corporation is unable to retain these deposits at their maturity it may be required to find alternate sources of funds to fund any future loan growth, which may be more costly than these deposits and may as such negatively affect the Corporation's net interest margin.

OFF BALANCE SHEET ARRANGEMENTS

Neither the Corporation nor the Bank have historically incurred off-balance sheet obligations through the use of or investment in off-balance sheet derivative financial instruments of structured finance or special purpose entities organized as corporations, partnerships or limited liability companies or trusts. However, the Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. The following table summarizes the Bank's involvement in financial instruments with off-balance-sheet risk as of December 31:

	Amount		
	2004	2003	2002
Commitments to extend credit	$ 41,843,249	$ 32,337,720	$ 26,687,814
Standby letters of credit	1,320,505	1,696,848	661,261
Mortgage loans sold with repurchase requirements outstanding	6,433,876	7,749,111	6,681,155

LIQUIDITY AND INTEREST RATE SENSITIVITY MANAGEMENT

The primary functions of asset/liability management are to assure adequate liquidity and maintain an appropriate balance between interest sensitive earning assets and interest bearing liabilities. Liquidity management involves the ability to meet the cash flow requirements of customers who may be either depositors wanting to withdraw funds or borrowers needing assurance that sufficient funds will be available to meet their credit needs. Interest rate sensitivity management seeks to avoid fluctuating net interest margins and to enhance consistent growth of net interest income through periods of changing interest rates.

Marketable investment securities, particularly those of shorter maturities, are the principal source of asset liquidity. Securities maturing in one year or less amounted to $13.3 million at December 31, 2004, representing 9.8% of the investment securities portfolio, a decrease from the 10.7% level of 2003. Management believes that the investment securities portfolio, along with additional sources of liquidity, including federal funds sold, and maturing loans provides the Corporation with adequate liquidity to meet its funding needs.

The Bank also has federal funds lines with several of its correspondent banks. These lines may be drawn upon if the bank has short-term liquidity needs. As of December 31, 2004, the Bank had $25 million available under these lines. At December 31, 2004, the Bank had no federal funds purchased from these lines. The average daily federal funds purchased for 2004 equaled $294,000 at an average interest rate of 1.71%, for 2003 the average daily federal funds purchased equaled $22,000 at an average interest rate of 1.49%. The Bank purchased no federal funds during 2002.

In addition to the federal funds lines, the Bank also has the capacity to borrow additional funds from the Federal Home Loan Bank of Cincinnati that may be drawn upon for short-term or longer-term liquidity needs. At December 31, 2004, the Bank had total borrowings of $4,335,364 and had approximately $30,218,000 of available additional borrowing capacity from the Federal Home Loan Bank of Cincinnati.

On December 21, 2004, the Board of Directors of the Corporation approved a plan authorizing the management of the company, beginning on December 31, 2004, to repurchase up to $5,000,000 of the Corporation's common stock from shareholders desiring to liquidate their shares in either the open market or through privately negotiated transactions. Management does not anticipate that this plan will reduce liquidity to unacceptable levels.

Interest rate sensitivity varies with different types of interest earning assets and interest bearing liabilities. Overnight federal funds, on which rates change daily, and loans which are tied to the prime rate differ considerably from long term investment securities and fixed rate loans. Similarly, time deposits, especially those over $100,000, are much more interest-sensitive than are savings accounts. For its repricing gap analysis, the Bank classifies fifty percent of money market accounts as repricing in 4 to 12 months, with the remaining fifty percent classified as repricing in over one year but through three years. Regular savings and NOW accounts are classified by the Bank as sixty percent repricing over one year through three years, twenty percent repricing over 3 years through 5 years, and the remaining twenty percent repricing over 5 years. At December 31, 2004 the Corporation had a total of $42.3 million in certificates of $100,000 or more which would mature in one year or less. In addition, consumer certificates of deposits of smaller amounts mature in generally in two years or less, while money market deposit accounts mature on demand.

The Corporation has certain contractual obligations summarized in the table below.

	Payments due by period				
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations	$ 4,335,364	$ 239,213	$ 456,559	$ 860,564	$ 2,779,028
Operating Lease Obligations	85,300	27,600	19,200	12,000	26,500
Total	$ 4,420,664	$ 266,813	$ 475,759	$ 872,564	$ 2,805,528

Interest rate sensitivity gaps by maturities are summarized below. Matured time deposits are included as time deposits maturing in 0-30 days in the following table.

December 31, 2004 $ in thousands	**0-30 days**	**31-90 days**	**91-365 days**	**+1 - 3 years**	**+3 - 5 years**	**Over 5 years**	**Total**
Interest-sensitive assets:							
Loans and leases	59,910	21,788	70,001	75,197	23,772	4,570	255,238
Taxable securities	2,090	3,991	5,621	46,638	8,713	2,361	69,414
Nontaxable securities	125	791	2,202	7,312	8,779	47,033	66,242
Federal funds sold	7,182	-	-	-	-	-	7,182
Total	**$ 69,307**	**$ 26,570**	**$ 77,824**	**$ 129,147**	**$ 41,264**	**$ 53,964**	**$ 398,076**
Interest-sensitive liabilities:							
Demand deposits	-	-	-	20,239	6,746	6,746	33,731
Savings	-	-	30,063	47,701	5,879	5,879	89,522
Time	43,217	33,987	56,558	50,700	19,840	-	204,302
Federal funds purchased	-	-	-	-	-	-	-
Other borrowed funds	20	40	180	457	860	2,778	4,335
Total	**43,237**	**34,027**	**86,801**	**119,097**	**33,325**	**15,403**	**331,890**
Interest sensitivity gap	**$ 26,070**	**$ (7,457)**	**$ (8,977)**	**$ 10,050**	**$ 7,939**	**$ 38,561**	**$ 66,186**
Cumulative gap	**$ 26,070**	**$ 18,613**	**$ 9,636**	**$ 19,686**	**$ 27,625**	**$ 66,186**	**$ 66,186**
Cumulative RSA/RSL	**1.603**	**1.241**	**1.059**	**1.070**	**1.087**	**1.199**	**1.199**
Ratio of cumulative gap to earning assets	**6.55%**	**4.68%**	**2.42%**	**4.95%**	**6.94%**	**16.63%**	**16.63%**

As seen in the table above, the Corporation is in a slightly positive cumulative gap position in the one year or less interval, indicating that it has more rate sensitive assets which will reprice within one year than it has rate sensitive liabilities that will reprice within one year. This normally indicates that the Corporation would be in position to reprice its rate-sensitive assets (loans and investments) more quickly than it would its rate-sensitive liabilities (deposits). During periods of increasing interest rates the negative gap would theoretically work to the Corporation's advantage, widening the net interest spread between assets and liabilities, if the Corporation was able to increase the interest rate earned on assets at the same level as it increased the interest rates paid on its liabilities. To the contrary, however, during periods of rising rates the negative gap would be to the Corporation's disadvantage, with the net interest spread shrinking. Theoretically, a gap position of near zero would produce minimum fluctuations of the net interest spread over long periods of time, negating the effect of rising and falling interest rate environments. A negative gap position would essentially reverse the effects of rising and falling rates.

It is management's objective to minimize this gap through the asset/liability management process. The gap position is closely monitored, and investment decisions and deposit and loan pricing structures are configured with the gap position in mind. The gap table is updated at least monthly or more often if considered necessary. Asset/Liability management limits the ratio of rate sensitive assets to rate sensitive liabilities that mature or reprice in one year or less to not less than 0.70 and not more than 1.20. At December 31, 2004, the RSA/RSL was 1.03 at the one year or less level, a slightly positive gap position. If the RSA/RSL ratio is outside this parameter, management will take action to review asset and liability mixes, maturities, yields, and costs, review objectives and strategies, and determine if changes are needed.

CAPITAL RESOURCES, CAPITAL AND DIVIDENDS

Regulatory requirements place certain constraints on the Corporation's capital. In order to maintain appropriate ratios of equity to total assets, a corresponding level of capital growth must be achieved. Growth in total average assets was 5.4% in 2004 and 8.7% in 2003. The corresponding percentage increase in average equity amounted to 2.3% in 2004 and 5.3% in 2003.

The Corporation's equity capital was $45,960,929 at December 31, 2004 as compared to $46,079,832 at December 31, 2003, for a decrease of 0.3% over the period. The decrease in equity capital was primarily due to a $1,493,853 decrease in the unrealized gain on investment securities. The Corporation's equity-to-average asset ratio (net of unrealized gain/loss on investment securities) was 10.7% in 2004, as compared to 10.7% for 2003. Management believes that the Corporation's 2004 earnings were sufficient to keep pace with its growth in total assets. The Corporation expects to maintain a capital to asset ratio that reflects financial strength and conforms to current regulatory guidelines. The ratio of dividends to net income was 51.0% in 2004, 54.2% in 2003, and 66.4% in 2002.

As of December 31, 2004, the authorized number of common shares was 10 million shares, with 1,627,460 shares issued and outstanding.

The FRB, the OCC and the FDIC have issued risk-based capital guidelines for U.S. banking organizations. These guidelines provide a uniform capital framework that is sensitive to differences in risk profiles among banking companies.

Under these guidelines, total capital consists of Tier I capital (core capital, primarily stockholders' equity) and Tier II capital (supplementary capital, including certain qualifying debt instruments and the loan loss reserve). Assets are assigned risk weights ranging from 0% to 100% depending on the level of credit risk normally associated with such assets. Off-balance sheet items (such as commitments to make loans) are also included in assets through the use of conversion factors established by the regulators and are assigned risk weights in the same manner as on-balance sheet items. Banking institutions were expected to achieve a Tier I capital to risk-weighted assets ratio of at least 4.00%, a total capital (Tier I plus Tier II) to risk-weighted assets ratio of at least 8.00%, and a Tier I capital to total assets ratio (leverage ratio) of at least 4.00%. As of December 31, 2004, the Corporation and the Bank, had ratios exceeding the regulatory requirements to be classified as "well capitalized," the highest regulatory capital rating. The Corporation's and First National's ratios are illustrated in Note L to the Consolidated Financial Statements.

Management is not aware of any known trends, events, uncertainties or current recommendations by the regulatory authorities that would have a material adverse effect on the Corporation's liquidity, capital resources or operations.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Corporation's primary place of exposure to market risk is interest rate volatility of its loan portfolio, investment portfolio, and its interest bearing deposit liabilities. Fluctuations in interest rates ultimately impact both the level of income and expense recorded on a large portion of the Corporation's assets and liabilities, and the market value of interest-earning assets and interest-bearing liabilities, other than those which possess a short term to maturity.

Simulation modeling is used to evaluate both the level of interest rate sensitivity as well as potential balance sheet strategies. Important elements in this modeling process include the mix of floating rate versus fixed rate assets and liabilities; the repricing/maturing volumes and rates of the existing balance sheet; and assumptions regarding future volumes, maturity patterns and pricing under varying interest rate scenarios. As of December 31, 2004, a -200 basis point rate shock was forecast to decrease net interest income an estimated $754,000, or 5.3%, over the next twelve months, as compared to rates remaining stable. This is within the Bank's Asset/Liability policy limit of -7.0%. In addition, the -200 basis point rate shock is estimated to decrease the current present value of the Bank's equity by 0.6%, well within the policy limits of -25%. Also, a +200 basis point rate shock is estimated to increase net interest income approximately $450,000, or 3.2%, and would decrease the current present value of the Bank's equity by 2.1%, both within policy guidelines. This simulation analysis assumes that NOW and savings accounts have a lower correlation to changes in market interest rates than do loans, investment securities and time deposits. The simulation analysis takes into account the call features of certain investment securities based upon the rate shock, as well as estimated prepayments on loans. The simulation analysis assumes no change in the Bank's asset/liability composition due to the inherent uncertainties of specific conditions and corresponding actions of management.

More about market risk is included in Management's Discussion and Analysis under the heading "Liquidity and Interest Rate Sensitivity Management." All market risk sensitive instruments described within that section have been entered into by the Corporation for purposes other than trading. The Corporation does not hold market risk sensitive instruments for trading purposes. The Corporation is not subject to any foreign currency exchange or commodity price risk.

The following table provides information about the Corporation's financial instruments that are sensitive to changes in interest rates as of December 31, 2004.

	Expected Maturity Date for year ending December 31, 2004							
	2005	2006	2007	2008	2009	Thereafter	Total	Fair Value
			(in thousands of dollars)					
Interest-sensitive assets:								
Loans and leases:								
Variable rate	$ 11,178	$ 2,567	$ 2,053	$ 2,700	$ 3,873	$ 34,917	$ 57,288	$ 56,968
Average interest rate	5.64%	5.37%	5.96%	5.63%	5.91%	5.74%	5.72%	
Fixed rate	$ 85,907	$ 31,827	$ 41,185	$ 14,810	$ 17,787	$ 6,419	197,935	197,896
Average interest rate	7.04%	7.28%	7.35%	7.04%	6.33%	7.06%	7.08%	
Securities	14,920	22,939	31,274	11,777	5,715	49,394	136,019	136,466
Average interest rate	5.87%	3.37%	3.65%	4.11%	4.41%	4.97%	4.40%	
Federal funds sold	7,182						7,182	7,182
Average interest rate	2.06%						2.06%	
Interest-sensitive liabilities:								
Interest-bearing deposits:								
Variable rate	124,434	233	-	-	-	-	124,667	116,637
Average interest rate	1.21%	2.47%					1.21%	
Fixed rate	130,665	43,468	8,230	9,732	10,098	30	202,223	202,416
Average interest rate	2.30%	3.08%	4.34%	3.73%	4.29%	4.40%	2.72%	
Long-term borrowings	240	222	235	248	612	2,778	4,335	4,492
Average interest rate	5.70%	5.57%	5.58%	5.59%	4.90%	5.20%	5.25%	

Securities in the above table with call features are shown as maturing on the call date if they are likely to be called in the current interest rate environment.

MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER REPURCHASES OF EQUITY SECURITIES

Common stock of First Pulaski National Corporation is not traded through an organized exchange but is traded between local individuals. As such, price quotations are not available on NASDAQ or any other quotation service. The following trading prices for 2004 and 2003 represent trades of which the Corporation was aware, primarily through its officers and directors and those of the Bank, and do not necessarily include all trading transactions for the period and may not necessarily reflect actual stock values.

	Trading Prices	Dividends Paid
1st Quarter, 2004	$49.00 - 50.00	$0.41
2nd Quarter, 2004	$49.00 - 50.00	$0.41
3rd Quarter, 2004	$48.50 - 50.00	$0.41
4th Quarter, 2004	$45.00 - 50.00	$0.42
Total Annual Dividend, 2004		$1.65
1st Quarter, 2003	$48.00 - 50.00	$0.41
2nd Quarter, 2003	$49.00 - 50.00	$0.41
3rd Quarter, 2003	$49.00 - 50.00	$0.41
4th Quarter, 2003	$49.00 - 50.00	$0.42
Total Annual Dividend, 2003		$1.65

There are approximately 1,492 shareholders of record of the Corporation's common stock as of February 28, 2005.

The Corporation reviews its dividend policy at least annually. The amount of the dividend, while in the Corporation's sole discretion, depends in part upon the performance of First National. The Corporation's ability to pay dividends is restricted by federal laws and regulations applicable to bank holding companies, and by Tennessee laws relating to the payment of dividends by Tennessee corporations. Because substantially all operations are conducted through its subsidiaries, the Corporation's ability to pay dividends also depends on the ability of the subsidiaries to pay dividends to the Corporation. The ability of First National to pay cash dividends to the Corporation is restricted by applicable regulations of the OCC and the FDIC. For a more detailed discussion of these limitations see "Supervision and Regulation - Payment of Dividends."

The table below sets forth the number of shares repurchased by the registrant during the fourth quarter of 2004 and the average prices at which these shares were repurchased.

	Total Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans Or Programs
October 1-31, 2004	13,351	$45.00	-	-
November 1-30, 2004	2,250	$49.00	-	-
December 1-31, 2004	1,696	$48.50	-	
Total	17,297	$45.86	-	-

The above shares were not repurchased as part of a publicly announced plan or program, but rather were purchased by the registrant in isolated transactions with its shareholders.

On December 21, 2004, the Board of Directors of the Corporation approved a plan authorizing the management of the company, beginning on December 31, 2004, to repurchase up to $5,000,000 of the Corporation's common stock from shareholders desiring to liquidate their shares in either the open market or through privately negotiated transactions.

SELECTED FINANCIAL DATA

The table below contains selected financial data for the Corporation for the last five years. All weighted average outstanding share data is computed after giving retroactive effect of the merger of the Corporation and Belfast Holding Company in 2001. Note N to the Consolidated Financial Statements which follows shows figures for basic earnings per share and gives effect to dilutive stock options in determining diluted earnings per share. Total average equity and total average assets exclude unrealized gains or losses on investment securities.

	For Year Ended December 31,				
	2004	2003	2002	2001	2000
			(dollars in thousands)		
Interest income	$ 23,217	$ 23,393	$ 24,664	$ 26,919	$ 25,732
Interest expense	6,589	6,881	8,962	12,756	11,992
Net interest income	16,628	16,512	15,702	14,163	13,740
Loan loss provision	664	1,520	1,614	1,047	462
Non-interest income	3,490	4,169	3,611	3,868	3,043
Non-interest expense	12,121	11,946	11,759	10,762	10,002
Income before income tax	7,333	7,215	5,940	6,222	6,319
Net income	5,328	5,010	4,066	4,255	4,272
Total assets	$ 426,929	$ 418,428	$ 381,670	$ 363,632	$ 324,731
Loans, net of unearned income	255,824	228,303	233,255	208,917	197,348
Securities	136,464	159,907	114,161	115,550	98,524
Deposits	373,401	362,591	331,248	316,634	280,077
Per Share Data:					
Net Income-Basic	$ 3.24	$ 3.05	$ 2.49	$ 2.61	$ 2.61
Net Income-Diluted	3.22	3.03	2.47	2.60	2.59
Cash dividends paid	1.65	1.65	1.65	1.57	1.59
Total average equity	$ 45,527	$ 42,934	$ 41,083	$ 39,461	$ 38,899
Total average assets	426,067	400,811	370,669	347,191	312,178
Total year-end assets	426,929	418,428	381,670	363,632	324,731
Total long-term debt	4,335	4,640	3,562	1,456	1,659
Ratios					
Avg equity to avg assets	10.69%	10.71%	11.08%	11.37%	12.46%
Return on average equity	11.70%	11.67%	9.90%	10.78%	10.98%
Return on average assets	1.25%	1.25%	1.10%	1.23%	1.37%
Dividend payout ratio	50.99%	54.23%	66.38%	61.05%	60.95%

The basic earnings per share data and the diluted earnings per share data in the above table are based on the following weighted average number of shares outstanding:

	For Year Ended December 31,				
	2004	2003	2002	2001	2000
Basic	1,646,422	1,644,008	1,635,777	1,632,054	1,639,602
Diluted	1,655,415	1,653,943	1,646,949	1,636,311	1,646,525

First National Bank

206 S. First Street • P.O. Box 289 • Pulaski, TN 38478-0289

Phone: 931-363-2585

www.fnbforyou.com